Exhibit 99.1

Stantec

# 2014 Third Quarter Report

Three and Nine Months Ended September 30, 2014, and 2013

## Design with community in mind

STN

TSX · NYSE

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 14,000 employees working in over 230 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Table of Contents

i	Report To Shareholders

Management’s Discussion and Analysis

M–1	Core Business and Strategy

M–2	Results

M–17	Summary of Quarterly Results

M–20	Liquidity and Capital Resources

M–23	Other

M–25	Outlook

M–27	Critical Accounting Estimates, Developments, and Measures

M–28	Controls and Procedures

M–28	Risk Factors

M–28	Subsequent Events

M–29	Caution Regarding Forward-Looking Statements

Unaudited Interim Condensed Consolidated Financial Statements

F–1	Consolidated Statements of Financial Position

F–2	Consolidated Statements of Income

F–3	Consolidated Statements of Comprehensive Income

F–4	Consolidated Statements of Shareholders’ Equity

F–5	Consolidated Statements of Cash Flows

F–6	Notes to the Unaudited Interim Condensed Consolidated Financial Statements

IBC	Shareholder Information

Report to Shareholders

Third Quarter 2014

The diversity of our business model and our disciplined execution continue to result in an expanded market presence and significant wins across our Company. As our third quarter results demonstrate, with our strengthened capacity to serve our clients and communities, we remain on course to achieve our long-term objectives.

•	Gross revenue increased 16.1% to $674.7 million in Q3 14 from $581.2 million in Q3 13
•	Net income increased 5.9% to $48.6 million in Q3 14 from $45.9 million in Q3 13
•	Diluted earnings per share increased 5.1% to $1.03 in Q3 14 from $0.98 in Q3 13
•	Organic gross revenue growth in the United States increased 10.4% in Q3 14 compared to Q3 13
•	The Company’s board of directors declared a two-for-one share split with a payment date of November 14, 2014, to shareholders of record as of the close of business on October 31, 2014
•	We continued to strengthen our expertise and reach into local communities by acquiring ADD, Inc., based in Boston, Massachusetts, and Miami, Florida; and entered into agreements to acquire Penfield & Smith Engineers, Inc. of California and the Canadian engineering operations of Dessau Inc., based in Montreal, Quebec

Our gross revenue grew organically by 5.9% in the quarter and 5.1% year to date. The Company’s positive performance in the quarter is a result of increased activity in our Power, Transportation, Water, and Community Development sectors and in our Buildings business operating unit. We continued to experience organic gross revenue growth in all of our geographic regions in Q3 14 and year to date compared to the same periods in 2013.

On September 4, 2014, our board of directors declared a two-for-one share split to be effected by way of a share dividend, reflecting the board’s confidence in the long-term drivers for Stantec’s business and our ability to continue to achieve our strategic objectives. Shareholders of record as of the close of business on October 31, 2014, will be entitled to the share dividend on the payment date of November 14, 2014.

On November 5, 2014, we declared a cash dividend of $0.185 per share ($0.0925 per share after taking into consideration the two-for-one share split payable on November 14, 2014). The cash dividend is payable on January 15, 2015, to shareholders of record on December 31, 2014.

We closed the acquisition of ADD, Inc. in the quarter. ADD, Inc., a 210-person design firm based in Boston, Massachusetts, and Miami, Florida, focuses on architecture, interior design, planning, and branding services, primarily for multifamily housing, higher education, and corporate office clients. Subsequent to the quarter, we closed the acquisition of Penfield & Smith Engineers, Inc., a 90-person civil engineering and land planning firm based in California.

During the quarter, we continued executing our consistent, disciplined acquisition strategy by entering into an agreement to acquire the Canadian engineering operations of Montreal-based Dessau. This acquisition provides Stantec with the full capability to serve our national clients across the country and positions us in the top service providers in each community we serve. In this transaction, 1,300 Dessau staff from 20 offices throughout Quebec and 2 offices in Ontario will join Stantec. We expect this acquisition to close in Q1 15. Together, these recent acquisitions will contribute to strategically growing Stantec’s presence in North America, helping to achieve our business objective to be a top 10 global design firm.

i

To achieve our purpose of creating communities, we provide Stantec’s expertise and services across three business operating units: Buildings, Energy & Resources, and Infrastructure. In the quarter, we demonstrated the effectiveness of our diversified business model with strong organic growth in Buildings and Infrastructure as Energy & Resources saw a reduced pace of growth.

In our Buildings business operating unit, the Company’s strength in the Education sector has resulted in securing projects in response to increased activity in the United States. For example, during the quarter, we secured a project to provide the programing, planning, architecture, and interior design services for the Academic Building for the University of Texas in Brownsville, Texas.

In our Energy & Resources business operating unit in the third quarter, we saw strong growth in our Power sector in the United States due in part to the need to replace aging infrastructure such as substations and switchyards. In Canada —where Stantec is a top provider of strategic regulatory and environmental scoping for power projects—we continue to work on transmission and distribution projects, especially in western Canada.

In our Infrastructure business operating unit, all of our sectors throughout North America gained momentum in the third quarter. Due to the Company’s expertise in flood protection, including work on major projects, such as the PCCP Constructors joint venture project in New Orleans for the US Army Corps of Engineers, we are now securing additional significant projects across Canada and the United States. One example from the third quarter is the Springbank Off-stream Storage Protection project west of Calgary, Alberta—one of the largest flood mitigation projects in Alberta’s history.

In our Transportation sector, strong client relationships, together with stable infrastructure spending, are resulting in new projects. The third quarter saw us secure work on the Louisiana I-49 Connector, which is a 5.5-mile (8.9-kilometre) partly elevated six-lane highway that traverses urban Lafayette, Louisiana, from south of I-10 to the Lafayette Regional Airport.

Our outlook is to end the year with moderate-to-strong organic gross revenue growth. We are confident in our long-term strategy—one that allows us to achieve profitable growth and provides sustainable returns to our shareholders. We remain focused on achieving our business objectives for the remainder of the year.

Thank you to our employees who deliver on Stantec’s promise to design with community in mind, our clients who entrust us with their projects, and you, our shareholders, for your continued confidence in Stantec.

Bob Gomes, P.Eng.

President & CEO

November 5, 2014

ii

Management’s

Discussion and Analysis

November 5, 2014

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended September 30, 2014, dated November 5, 2014, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended September 30, 2014; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2013 Annual Report; and the Report to Shareholders contained in our 2014 Third Quarter Report. Our unaudited interim consolidated financial statements and related notes for the quarter ended September 30, 2014, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue using the same accounting policies and methods as we used in 2013.

All amounts shown in this report are in Canadian dollars unless otherwise indicated. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

Core Business and Strategy

Our Company provides professional consulting services—in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—for infrastructure and facilities projects. By integrating our expertise in these areas across North American and international locations, we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our business objective is to be a top 10 global design firm, and our focus is to provide professional services in the infrastructure and facilities market, principally on a fee-for-service basis, while participating in various models of alternative project delivery. To realize our business objective, we plan on achieving a compound average growth rate of 15% through a combination of organic and acquisition growth, while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our business objective have not changed in the third quarter of 2014 from those described on pages M-3 to M-14 of our 2013 Annual Report and are incorporated here by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Results

Overall Performance

Highlights for Q3 14

We achieved positive results for the third quarter of 2014. Compared to the third quarter of 2013, our gross revenue increased by 16.1%, from $581.2 to $674.7 million; EBITDA increased 9.8%, from $77.8 to $85.4 million; net income increased by 5.9%, from $45.9 to $48.6 million; and diluted earnings per share increased 5.1%, from $0.98 to $1.03.

Our results were positively impacted by an increase in revenue because of acquisitions completed in 2013 and 2014 with organic growth in all of our geographic regions and business operating units. We saw strong organic growth in Buildings and Infrastructure while our Energy & Resources business operating unit had a reduced pace of growth, demonstrating the effectiveness of our diversified business model. In particular, we continue to see a gradual market recovery in the United States with strong organic growth of 10.4% in Q3 14 compared to Q3 13, resulting mainly from growth in our Power and Transportation sectors and in our Buildings business operating unit. Our results were also positively impacted by an increase in gross margin—from 54.3% in Q3 13 to 54.7% in Q3 14. This was offset by an increase in our administrative and marketing expenses as a percentage of net revenue—from 38.3% in Q3 13 to 39.3% in Q3 14—mainly from lower utilization due in part to increased integration activities from recent acquisitions.

The following table summarizes key financial data for Q3 14, Q3 13, and the first three quarters of 2013 and 2014:

	Quarter Ended September 30				Three Quarters Ended September 30

(In millions of Canadian dollars, except per share amounts and %)	2014	2013	$ Change	% Change	2014	2013	$ Change	% Change

Gross revenue (note 1)	674.7	581.2	93.5	16.1%	1,882.4	1,661.1	221.3	13.3%
Net revenue (note 1)	544.2	484.8	59.4	12.3%	1,555.7	1,381.1	174.6	12.6%
EBITDA (note 2)	85.4	77.8	7.6	9.8%	225.6	198.8	26.8	13.5%
Net income	48.6	45.9	2.7	5.9%	126.4	110.5	15.9	14.4%
Earnings per share – basic	1.04	0.99	0.05	5.1%	2.71	2.39	0.32	13.4%
Earnings per share – diluted	1.03	0.98	0.05	5.1%	2.68	2.38	0.30	12.6%
Cash dividends declared per common share	0.185	0.165	0.02	12.1%	0.555	0.495	0.06	12.1%

Cash flows
From operating activities	96.5	111.6	(15.1)	n/m	111.5	151.4	(39.9)	n/m
Used in investing activities	(34.6)	(36.6)	2.0	n/m	(148.4)	(76.8)	(71.6)	n/m
Used in financing activities	(94.6)	(37.5)	(57.1)	n/m	(21.0)	(55.6)	34.6	n/m

n/m = not meaningful

note 1: Gross revenue and net revenue are additional IFRS measures as discussed in the Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the “Definitions section”) of our 2013 Annual Report. The Definitions section is incorporated here by reference.

note 2: EBITDA is a non-IFRS measure and is calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment, as further discussed in the Definitions section of our 2013 Annual Report.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

The following highlights our key activities and initiatives undertaken in the quarter ended September 30, 2014:

•	During the quarter, gross revenue grew organically by 5.9%, and net revenue grew organically by 2.7% when compared to Q3 13. This growth was caused primarily by increased activity in our Power, Transportation, Water, and Community Development sectors and Buildings business operating unit. All geographic regions experienced organic gross revenue growth in Q3 14 and year to date compared to the same periods in 2013. Year to date, gross revenue grew organically by 5.1% when compared to 2013 and 4.5% on a net revenue basis.

•	On September 4, 2014, our board of directors declared a two-for-one share split to be effected by way of a share dividend. Shareholders of record as at the close of business on October 31, 2014, will be entitled to the share dividend on the payment date of November 14, 2014. On November 17, 2014, common shares will commence trading on an ex-dividend basis with respect to the share dividend.

•	On September 19, 2014, we acquired all the shares and business of ADD, Inc., adding approximately 210 staff. ADD, Inc., based in Boston, Massachusetts, and Miami, Florida, provides architecture, interior design, planning, and branding services, primarily for multifamily housing, higher education, and corporate office clients. The addition of ADD, Inc. strengthens and diversifies our Buildings business operating unit, bringing expanded service offerings to its Boston market, and widens its presence in southern Florida.

•	On September 24, 2014, we entered into an agreement to purchase certain assets and liabilities of Dessau Inc., which is expected to add approximately 1,300 staff to our Company. This acquisition is expected to be completed in the first quarter of 2015, subject to certain conditions, including regulatory approvals. We will acquire the Canadian engineering operations of this Montreal-based firm, which has offices throughout Quebec and in Mississauga and Ottawa, Ontario. This will add to our expertise in healthcare, water, power and energy, transportation, and community development, as well as introduce telecommunications and security services to our broader platform.

•	During the quarter, we declared and paid a cash dividend of $0.185 per share to shareholders of record on September 26, 2014. Also, on November 5, 2014, we declared a cash dividend of $0.185 per share ($0.0925 per share after taking into consideration the two-for-one share split payable on November 14, 2014). The cash dividend is payable on January 15, 2015, to shareholders of record on December 31, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Results Compared to 2014 Targets

In the Management’s Discussion and Analysis in our 2013 Annual Report, we established various ranges of expected performance for fiscal year 2014. The following table indicates our progress toward these targets:

Measure	2014 Target Range	Actual Q3 14 YTD Results Achieved
Gross margin as % of net revenue	Between 54% and 56%	54.6% ✓
Administrative and marketing expenses as % of net revenue	Between 40% and 42%	40.2% ✓
EBITDA as % of net revenue (notes 1 and 4)	Between 13% and 15%	14.5% ✓
Net income as % of net revenue	At or above 6%	8.1% ✓
Effective income tax rate	At or below 28.5%	27.5% ✓
Return on equity (notes 2 and 4)	At or above 14%	17.4% ✓
Net debt to EBITDA (notes 1,3, and 4)	Below 2.5	0.7 ✓

This table and the discussion paragraph below contain forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.

note 1: EBITDA as a percentage of net revenue is calculated as EBITDA divided by net revenue. EBITDA is calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment.

note 2: Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters.

note 3: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA for the last four quarters.

note 4: Return on equity, EBITDA as a percentage of net revenue, and net debt to EBITDA are non-IFRS measures (discussed in the Definitions section of our 2013 Annual Report).

✓ Met or performed better than target.

At the end of Q3 14, we met all of our targets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes key operating results on a percentage of net revenue basis and the percentage increase or decrease in the dollar amount for each key operating result:

	Quarter Ended Sept 30			Three Quarters Ended Sept 30
	Percentage of Net Revenue		Percentage Increase (Decrease) *	Percentage of Net Revenue		Percentage Increase (Decrease) *
	2014	2013	2014 vs. 2013	2014	2013	2014 vs. 2013

Gross revenue	124.0%	119.9%	16.1%	121.0%	120.3%	13.3%
Net revenue	100.0%	100.0%	12.3%	100.0%	100.0%	12.6%
Direct payroll costs	45.3%	45.7%	11.1%	45.4%	45.9%	11.5%
Gross margin	54.7%	54.3%	13.2%	54.6%	54.1%	13.6%
Administrative and marketing expenses	39.3%	38.3%	15.1%	40.2%	39.7%	14.0%
Depreciation of property and equipment	1.8%	1.8%	12.6%	1.8%	1.7%	17.3%
Amortization of intangible assets	1.1%	0.9%	35.6%	1.1%	1.2%	4.2%
Net interest expense	0.4%	0.4%	14.3%	0.4%	0.5%	(9.0%)
Other net finance expense	0.2%	0.2%	14.3%	0.1%	0.1%	4.8%
Share of income from joint ventures and associates	(0.1%)	(0.1%)	n/m	(0.1%)	(0.1%)	n/m
Foreign exchange gain	0.0%	(0.1%)	n/m	0.0%	0.0%	n/m
Other (income) expense	(0.3%)	0.0%	n/m	(0.1%)	0.0%	n/m
Income before income taxes	12.3%	12.9%	7.2%	11.2%	11.0%	14.9%
Income taxes	3.4%	3.4%	10.8%	3.1%	3.0%	16.2%
Net income	8.9%	9.5%	5.9%	8.1%	8.0%	14.4%

 n/m = not meaningful

 * Percentage increase (decrease) calculated based on the dollar change from the comparable period.

The following sections outline specific factors that affected the results of our operations in the third quarter of 2014 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended September 30, 2014.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in our gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

Revenue earned by acquired companies in the first 12 months following acquisition is initially reported as revenue from acquisitions and thereafter reported as organic revenue.

All business operating units generate a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.92 in Q3 14 compared to US$0.96 in Q3 13, representing a 4.2% decrease. The weakening of the Canadian dollar had a positive effect on the revenue reported in Q3 14 compared to Q3 13. Fluctuations in other foreign currencies did not have a material impact on our revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Our contract backlog grew from $1.4 billion at December 31, 2013, to $1.8 billion at the end of Q3 14 and remained flat compared to June 30, 2014. (Backlog is a non-IFRS measure further discussed in the Definitions section of our 2013 Annual Report.). A significant majority of this increase resulted from recent project wins and acquisitions completed year to date. We define backlog as the total value of secured work that has not yet been completed where we have an executed contract and a notice to proceed on the contract. Only approximately the first 12 to 18 months of the total value of secured work for a project is included in work backlog.

The following tables summarize the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

Gross Revenue (In millions of Canadian dollars)	Quarter Ended Sept 30 2014 vs. 2013	Three Quarters Ended Sept 30 2014 vs. 2013

Increase due to
Acquisition growth	48.6	91.5
Organic growth	34.1	85.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	10.8	44.8

Total net increase in gross revenue	93.5	221.3
Net Revenue (In millions of Canadian dollars)	Quarter Ended Sept 30 2014 vs. 2013	Three Quarters Ended Sept 30 2014 vs. 2013

Increase due to
Acquisition growth	37.9	76.7
Organic growth	12.9	62.6
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	8.6	35.3

Total net increase in net revenue	59.4	174.6

The increase in acquisition gross and net revenue in Q3 14 compared to Q3 13 resulted from revenue earned in Q3 14 that was attributed to the acquisitions listed in the Gross Revenue by Region and Gross Revenue by Business Operating Unit sections that follow. We experienced increases in organic gross revenue in Q3 14 compared to Q3 13 in all regions and all business operating units, as described in these sections.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Gross Revenue by Region

The following charts and tables summarize gross revenue and gross revenue growth in our three regions—Canada, United States, and International:

Gross Revenue by Region
(In millions of Canadian dollars)	Quarter Ended Sept 30, 2014	Quarter Ended Sept 30, 2013	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	352.8	341.6	11.2	2.2	9.0	n/a
United States	299.7	219.7	80.0	46.4	22.8	10.8
International	22.2	19.9	2.3	-	2.3	-

Total	674.7	581.2	93.5	48.6	34.1	10.8
n/a = not applicable

(In millions of Canadian dollars)	Three Quarters Ended Sept 30, 2014	Three Quarters Ended Sept 30, 2013	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	1,020.7	951.8	68.9	6.6	62.3	n/a
United States	790.9	650.3	140.6	84.9	10.9	44.8
International	70.8	59.0	11.8	-	11.8	-

Total	1,882.4	1,661.1	221.3	91.5	85.0	44.8
n/a = not applicable

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Total gross revenue was positively impacted by the acquisitions completed in 2013 and 2014, by organic growth, and by the weakening of the Canadian dollar in Q3 14 compared to Q3 13.

Following are the acquisitions completed in 2013 and 2014 that impacted specific regions year to date:

—	Canada: Ashley-Pryce Interior Designers Inc. (AP/ID) (May 2013); JDA Architects Limited (JDA) (November 2013); and Cambria Gordon Ltd. (CGL) (November 2013)
—	United States: IBE Consulting Engineers, Inc. (IBE) (May 2013); Roth Hill, LLC (Roth Hill) (June 2013); Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. (WEG) (January 2014); Processes Unlimited International, Inc. (ProU) (March 2014); JBR Environmental Consultants, Inc. (JBR) (May 2014); Group Affiliates Inc. (SHW) (May 2014); Wiley Engineering, Inc. (Wiley) (June 2014); USKH Inc. (USKH) (June 2014); and ADD, Inc. (September 2014)

Canada

Gross revenue in our Canadian operations increased by 3.3% in Q3 14 compared to Q3 13 and by 7.2% year to date in 2014 compared to 2013, mainly as a result of organic growth. A large part of this increase resulted from our Oil & Gas and Water sectors and our Environmental Services business line. However, during the last two quarters of 2014, we saw a reduced pace of growth when comparing gross revenue to 2013, mainly because a number of Oil & Gas projects in western Canada were substantially completed. Our Power sector, particularly in transmission and distribution, is showing increased strength, though our Transportation sector retracted year to date due to an increasingly competitive environment as major projects come to completion.

During the first three quarters of 2014, we saw continued activity in the western Canadian energy and resource markets. We continue to provide environmental and engineering services for interprovincial pipelines and associated facilities for private clients looking to transport Canadian oil and gas products for export. Infrastructure investment by both public and private clients also generated positive organic revenue growth across a number of our sectors, including Water, Power, and Community Development. For example, due to increased mining activity in Labrador, we recently secured a project for the design of a parallel taxiway and apron expansion at the Wabush Airport. This multidisciplinary project will incorporate our civil, municipal, electrical, environmental, and geotechnical engineering expertise across our North American offices.

In the public sector, federal and provincial budgets maintained stable levels of infrastructure funding, and municipal funding is increasing. Federal regulatory approvals continue to support pipeline enhancements and expansions. The public-private partnership (P3) model continued to be supported as new P3 projects were released, particularly in Ontario and the western provinces. Increasingly, P3s are being considered at the municipal level.

United States

Gross revenue in our US operations increased 36.4% in Q3 14 compared to Q3 13 and 21.6% year to date in 2014 compared to 2013. These increases resulted from acquisition growth and foreign exchange because the US dollar strengthened compared to the Canadian dollar. We also saw strong organic revenue growth of 10.4% in Q3 14 compared to Q3 13 and year-to-date organic growth of 1.7%. This year-to-date organic growth occurred primarily in our Power, Transportation, and Water sectors, though it was partly offset by a retraction in our Buildings business operating unit and Mining sector.

Organic gross revenue demonstrated a strong recovery since the beginning of 2014 when the harsh winter conditions, particularly in the Midwest and Northeast, resulted in project delays and additional time to complete work in progress. By building on strong, established client relationships, our Transportation sector experienced increased organic revenue in almost all geographies, despite tight public sector budgets. In addition, in Q3 14, our Buildings business operating unit saw an improvement in our Education and Healthcare sectors.

In the private sector, the US housing market gradually continues to recover. Even though we completed certain mining projects in the latter half of 2013, replenishing our backlog was slow because of global softening in the mining sector.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

International

Gross revenue in our International operations increased by 11.6% in Q3 14 compared to Q3 13 and by 20.0% year to date in 2014 compared to 2013. This increase resulted from organic growth, particularly in the Middle East, and from mining projects in Indonesia. The volume of projects year to date compared to the same period in 2013 increased in both our Buildings and Energy & Resources business operating units, predominately for private sector clients. In our Mining sector, our top-tier expertise in underground engineering enabled us to continue working for major global clients—in spite of a general slowdown in the mining industry. Organic growth was positively impacted by hospital and institutional projects that were secured earlier in the year in both the Middle East and United Kingdom.

Gross Revenue by Business Operating Unit

The following charts and tables summarize gross revenue and gross revenue growth in our three business operating units—Buildings, Energy & Resources, and Infrastructure:

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Gross Revenue by Business Operating Unit
	Quarter Ended Sept 30

(In millions of Canadian dollars, except %)	2014	% of Consulting Services Gross Revenue	2013	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2014 vs. 2013

Buildings	142.4	21.1%	111.9	19.2%	27.3%
Energy & Resources	300.8	44.6%	266.1	45.8%	13.0%
Infrastructure	231.5	34.3%	203.2	35.0%	13.9%
Total	674.7	100.0%	581.2	100.0%	16.1%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

	Three Quarters Ended Sept 30

(In millions of Canadian dollars, except %)	2014	% of Consulting Services Gross Revenue	2013	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2014 vs. 2013

Buildings	391.9	20.8%	356.6	21.5%	9.9%
Energy & Resources	836.1	44.4%	723.5	43.5%	15.6%
Infrastructure	654.4	34.8%	581.0	35.0%	12.6%
Total	1,882.4	100.0%	1,661.1	100.0%	13.3%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

As indicated above, gross revenue was impacted by acquisitions, organic growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact that these factors had on gross revenue earned by each business operating unit is summarized in the following tables.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Gross Revenue by Business Operating Unit
	Quarter Ended Sept 30, 2014 vs. 2013

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	30.5	20.4	8.2	1.9
Energy & Resources	34.7	24.8	6.9	3.0
Infrastructure	28.3	3.4	19.0	5.9

Total	93.5	48.6	34.1	10.8

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

	Three Quarters Ended Sept 30, 2014 vs. 2013

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	35.3	30.2	(3.5)	8.6
Energy & Resources	112.6	55.0	46.0	11.6
Infrastructure	73.4	6.3	42.5	24.6

Total	221.3	91.5	85.0	44.8

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

The following lists the acquisitions completed in 2013 and 2014 that impacted specific business operating units year to date:

—	Buildings: AP/ID (May 2013); IBE (May 2013); JDA (November 2013); SHW (May 2014); USKH (June 2014); and ADD, Inc. (September 2014)
—	Energy & Resources: CGL (November 2013); WEG (January 2014); ProU (March 2014); JBR (May 2014); and Wiley (June 2014)
—	Infrastructure: Roth Hill (June 2013) and USKH (June 2014)

Buildings

The Buildings business operating unit had 7.3% organic gross revenue growth in Q3 14 compared to Q3 13 and a 1.0% retraction year to date in 2014 compared to 2013. The year-to-date organic retraction was offset by a 2.4% increase attributed to foreign exchange because the US dollar strengthened compared to the Canadian dollar. Strong organic growth in Q3 14 was caused mainly by increased activity in our US Education sector and US and International Healthcare sector. The year-to-date organic gross revenue retraction in Canada and the United States resulted from the soft buildings market, intense competition, and reduced availability of funding for public sector projects.

The majority of revenue for our Buildings business operating unit is generated from our key sectors: Education, Healthcare, and Commercial. We see increased opportunities in the education sector, especially for science, technology, engineering, and mathematics facilities. For example, during the quarter, we secured a project to provide the programing, planning, architecture, and interior design services for the Academic Building for the University of Texas (UT) in Brownsville, Texas. The 140,000 square foot (13,000 square metre) facility will be capable of servicing students at two campuses by using interactive learning technologies that allow courses to be taken from the facilities of both the UT

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Brownsville and UT Rio Grande Valley. Residence and mixed-use developments associated with colleges and universities continue to trend toward design-build and private-financing delivery models.

In Canada, the year-to-date retraction in gross revenue was due in part to our substantially completing the rollout of certain cross-country retail programs for national retail and commercial clients during the latter half of 2013. Opportunities for P3 projects continued, despite public funding constraints and increased international competition.

In the United States, the year-to-date retraction in organic gross revenue resulted mainly from increased competition and fewer healthcare projects. Nonetheless, in Q3 14, the healthcare market shows signs of improvement as clients move forward with their capital plans. Revenue from our US biopharmaceutical clients has declined because of industry consolidation and increased competition.

Recent projects secured in the Middle East also increased our International healthcare and institutional portfolios.

Energy & Resources

The Energy & Resources business operating unit had 2.6% organic gross revenue growth in Q3 14 compared to Q3 13 and 6.4% organic gross revenue growth year to date in 2014 compared to 2013. During Q3 14, our Power sector had strong growth compared to Q3 13. This was partially offset by continued retraction in our Mining operations in Q3 14 compared to Q3 13 due to the global weakness in the mining sector. Our Oil & Gas sector was flat in the quarter compared to Q3 13. During the last two quarters, the reduced pace of growth in Oil & Gas was due to the winding down of certain terminal projects. Year to date, we experienced growth in all of our Energy & Resources sectors, except Mining, which remained flat. Year-to-date growth occurred mainly in our Oil & Gas sector because of our Canadian midstream pipeline and facilities activities where we continued to work for large national clients. Benefiting from robust oil and gas activity, our environmental services revenue also experienced year-to-date growth compared to the same period in 2013.

In our Energy & Resources business operating unit, our Oil & Gas sector and related environmental services accounted for over three-quarters of year-to-date gross revenue. Increases in global energy demand and production are driving the need for supporting infrastructure, including storage, processing facilities, and pipelines. Because of our diverse project expertise and depth of experience, we are recognized as a top integrated provider of midstream services, which helped us to continue securing engineering and environmental services projects for large national clients on major oil and gas export pipelines in Canada. In the United States, where our oil and gas presence is emerging, we experienced a decline in revenue year to date compared to the same period in 2013. This occurred because of the harsher-than-usual winter and a longer ramp-up for the seasonally strong months during spring and summer. However, we believe this situation will improve with opportunities in both US upstream and midstream markets and with the recent addition of ProU.

Our Power sector grew year to date compared to the same period in 2013, despite signs of a general slowdown in the power industry that affected both public and private sector clients. Growth in the United States was in part due to an increase in maintenance-related work with utilities because aging infrastructure, such as substations and switchyards, needs to be replaced. We also grew in Canada, where we are seen as a top provider of strategic regulatory and environmental scoping for power projects and where we continue to perform engineering, procurement, and construction management (EPCM) work. We continue to work on transmission and distribution projects in western Canada. On both sides of the border, we see a push for higher efficiency thermal and combined cycle power plants to replace aging plants that are being shut down.

Our Mining sector is flat year to date compared to the same period in 2013. This sector’s organic gross revenue grew in Q1 followed by retraction in Q2 and Q3, compared to the same periods in 2013. Year-to-date growth occurred in Canada and internationally due to continued work with major global clients; this growth was offset by a decline in our US Mining sector. Weakening commodity prices and, in some cases, excess supply, have resulted in global softening in mining. Companies are tightening capital investment, scaling back expansion plans and exploration, and ceasing development.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

But we have continued activity in the Mining sector because of our strong relationships with repeat clients, our diversified commodities exposure, and our diversified range of services, including our ability to provide services at the front end and to provide detailed design and construction management.

Infrastructure

The Infrastructure business operating unit had 9.4% organic gross revenue growth in Q3 14 compared to Q3 13 and 7.3% organic gross revenue growth year to date in 2014 compared to 2013. All of our Infrastructure sectors have gained momentum throughout North America, resulting in organic revenue growth during Q3 14 and year to date.

Our Water sector had strong organic gross revenue growth in Q3 14 and year to date compared to 2013. Our Water business is benefiting from ongoing demand for our services because of rehabilitation required on aging infrastructure, the robust energy sector, and regulatory requirements, including the consent decrees in the United States that mandate municipalities to upgrade their water and wastewater facilities. Growth in Canada and the United States was partly due to the work we added in mid-2013 on the major PCCP Constructors joint venture project in New Orleans for the US Army Corps of Engineers. During the quarter, we continued to secure significant water projects. For example, we won the detailed design and contract administration services and site inspection services for several booster disinfection sites for the Region of York in Ontario. In addition, because of our expertise in flood protection, we secured the Springbank Off-stream Storage (SR1) Protection project west of Calgary, Alberta—one of the largest flood mitigation projects in Alberta’s history. We are consulting on environmental impacts, preliminary engineering, final design, and contract preparation, as well as providing tendering, supervision, and administration through to the warranty inspection for this flood mitigation infrastructure and associated transportation network.

Our Transportation sector experienced organic gross revenue growth in Q3 14 and year to date compared to 2013. Over two-thirds of our Transportation revenue is generated in the United States. Year-to-date growth that took place in the United States was caused by strong client relationships and stable infrastructure spending, which resulted in new projects. To illustrate, during the quarter, we secured work on the I-49 Connector, which is a 5.5-mile (8.9-kilometre) partly elevated six-lane highway that traverses urban Lafayette, Louisiana, from south of I-10 to the Lafayette Regional Airport. As prime consultant, we will provide engineering and related services. In Canada, year-to-date retraction occurred as the design phase of a number of projects has been completed.

Our Community Development sector’s organic gross revenue growth was strong in Q3 14 and year to date compared to 2013. Canada accounted for approximately 55% of our Community Development business, with approximately 45% of the work in the United States. All regions showed growth, especially Canada, since western Canada continues to benefit from a strong demand for housing and urban land development projects due to the robust energy and natural resource market. Growth has also been strong in California and the southeast United States. The southern United States continues to show signs of improved housing markets; in particular, multipurpose and senior housing are gaining greater prominence, consistent with demographic trends. The return of larger-scale single family development is seen predominately in parts of Canada and in southern states such as Florida and California.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Gross Margin

For a definition of “gross margin,” refer to the discussion in the Definitions section of our 2013 Annual Report, which is incorporated here by reference. Gross margin as a percentage of net revenue was 54.7% in Q3 14 compared to 54.3% in Q3 13. The year-to-date gross margin was 54.6% compared to 54.1% in 2013. Our gross margin was within the targeted range of 54% to 56%, set out in our 2013 Annual Report. For each business operating unit, gross margin increased in 2014 year to date compared to the same period in 2013.

The following table summarizes gross margin percentages by region:

Gross Margin by Region	Quarter Ended		Three Quarters Ended
	Sept 30		Sept 30
	2014	2013	2014	2013

Canada	55.7%	54.8%	55.4%	54.6%
United States	53.7%	53.9%	53.9%	53.8%
International	50.7%	49.0%	50.1%	50.6%

In our Canadian operations, the slight increase in gross margin in Q3 14 and year to date compared to the same periods in 2013 resulted mostly from improvements in project management and project mix because of growth in the higher margin environmental services and Water and Community Development sectors. The increase in gross margin for our International operations in Q3 14 resulted from improved project management. The year-to-date reduction in gross margin in our International operations resulted mainly from the mix of project work, and we had more contract administrative work, which tends to have lower margins than pure design projects.

The following table summarizes our gross margin percentages by business operating unit:

Gross Margin by Business Operating Unit	Quarter Ended		Three Quarters Ended
	Sept 30		Sept 30
	2014	2013	2014	2013

Buildings	55.8%	53.9%	55.5%	54.4%
Energy & Resources	52.9%	53.2%	52.9%	52.8%
Infrastructure	56.3%	55.7%	56.3%	55.6%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying operations across geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle.

Our Buildings business operating unit experienced a higher gross margin year to date compared to the same period last year, partly due to improved project management.

Our Infrastructure business operating unit had a higher gross margin for Q3 14 and year to date due to improved project management and project mix, in particular, more projects in the community development residential markets, which typically have higher margins.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Administrative and Marketing Expenses

Administrative and marketing expenses as a percentage of net revenue was 39.3% for Q3 14 compared to 38.3% for Q3 13. Our year-to-date administrative and marketing expenses as a percentage of net revenue was 40.2% compared to 39.7% for 2013, falling within the expected range of 40% to 42% set out in our 2013 Annual Report.

Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and projects pursued during the period, as well as by business development and acquisition integration activities. In the months after completing an acquisition, staff time charged to administration and marketing is usually higher because of integration activities, including orienting newly acquired staff. Administrative and marketing expenses as a percentage of net revenue was higher in Q3 14 and year to date compared to the same periods in 2013 because of the mix of projects and lower utilization, which is partly caused by an increase in integration activities. Seven acquisitions were completed in 2014 year to date compared to three in the same period in 2013.

Amortization of Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog is generally amortized over an estimated useful life of 1 to 2 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 8 quarters following an acquisition. Also included in intangible assets is purchased and internally generated computer software that is amortized over an estimated useful life ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets for Q3 14 and Q3 13 and year to date for 2014 and 2013:

Amortization of Intangibles	Quarter Ended Sept 30		Three Quarters Ended Sept 30
(In thousands of Canadian dollars)	2014	2013	2014	2013

Client relationships	2,150	1,784	6,099	5,451
Backlog (Note)	1,278	1,056	3,014	4,808
Software	2,805	2,363	8,460	7,189
Other	256	282	615	843
Lease disadvantage	(325)	(969)	(872)	(1,703)

Total amortization of intangible assets	6,164	4,516	17,316	16,588

Note: Backlog is a non-IFRS measure that is further discussed in the Definitions section of our 2013 Annual Report.

The $1.6 million increase in intangible asset amortization from Q3 13 to Q3 14 primarily resulted from an increase in backlog and client relationships from the ProU, JBR, SHW, and USKH acquisitions. Amortization of intangibles assets increased $0.7 million year to date in 2014 compared to 2013 mainly because of an increase in the amortization of software due to the renewal of our Autodesk, Bentley, and Adobe software. This was partly offset by a decrease in the amortization of backlog from various acquisitions that have now been fully amortized. Based on the unamortized intangible asset balance remaining at the end of Q3 14, we expect our amortization expense for intangible assets for the full year of 2014 to be in the range of $24 to $25 million. The actual expense may be impacted by any new acquisitions completed after Q3 14.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Net Interest Expense

Net interest expense increased by $0.3 million in Q3 14 compared to Q3 13 primarily due to an increase in interest expense on our notes payable. Net interest expense decreased by $0.6 million year to date compared to the same period in 2013 mainly resulting from an increase in interest income earned on available-for-sale debt securities and other assets, and was partly offset by an increase in interest expense on our notes payable. The interest expense on our revolving credit facility remained flat year to date and for Q3 14 compared to the same periods in 2013. The average interest rate of our revolving credit facility and senior secured notes was approximately 3.55% in Q3 14 compared to approximately 3.68% in Q3 13. The revolving credit facility and senior secured notes are further described in the Liquidity and Capital Resources section of this report.

Based on our credit balance at September 30, 2014, we estimated that a 0.5% increase in interest rates, with all other variables held constant, would have had an immaterial impact on our net income and basic earnings per share for Q3 14. We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. Our senior secured notes have fixed interest rates; therefore, interest rate fluctuations have no impact on the senior secured notes interest payments.

Share of Income from Joint Ventures and Associates

Year-to-date income from joint ventures and associates increased from $1.4 million in 2013 to $1.8 million in 2014, mainly due to the addition of Canadian joint ventures with Aboriginal groups and communities that capitalize on growth opportunities with our oil and gas clients.

Foreign Exchange Gains and Losses

During Q3 14, we recorded a $0.1 million foreign exchange gain compared to a $0.5 million gain in Q3 13. Year to date, we recorded a $0.1 million foreign exchange gain in 2014 compared to a $0.2 million gain in 2013. These foreign exchange gains arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars. The foreign exchange gain reported during the quarter was caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities.

During the first three quarters of 2014, we recorded a $24.8 million gain on the translation of our foreign operations in other comprehensive income compared to a $13.4 million gain during the same period in 2013. These unrealized gains arose when translating our foreign operations into Canadian dollars. The gain during the first three quarters of 2014 was due to the weakening of the Canadian dollar—from US$0.94 at December 31, 2013, to US$0.89 at September 30, 2014.

We estimated that at September 30, 2014, a $0.01 increase or decrease in the foreign exchange rates, with all other variables held constant, would have had an immaterial impact on our net income for Q3 14.

Income Taxes

Our effective income tax rate for the first three quarters of 2014 was 27.5% compared to 26.5% for the year ended December 31, 2013. This rate of 27.5% meets the target of at or below 28.5% set out in our 2013 Annual Report. The effective income tax rate of 27.5% is based on statutory rates in jurisdictions where we operate and on our estimated earnings in each of these jurisdictions. We review statutory rates and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly. We believe that we will meet the 2014 expected target of at or below 28.5%.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Summary of Quarterly Results

The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Sept 30, 2014	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013

Gross revenue	674.7	633.8	573.9	575.3
Net revenue	544.2	530.2	481.3	451.3
Net income	48.6	44.3	33.5	35.7
EPS – basic	1.04	0.95	0.72	0.77
EPS – diluted	1.03	0.94	0.71	0.76

	Sept 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012

Gross revenue	581.2	566.7	513.2	481.4
Net revenue	484.8	469.4	426.9	390.1
Net income	45.9	36.2	28.4	31.1
EPS – basic	0.99	0.78	0.62	0.68
EPS – diluted	0.98	0.78	0.61	0.67

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is a result of the effect of shares issued on the weighted average number of shares. Diluted earnings per share on a quarterly and an annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on gross revenue:

Gross Revenue	Q3 14 vs.	Q2 14 vs.	Q1 14 vs.	Q4 13 vs.
(In millions of Canadian dollars)	Q3 13	Q2 13	Q1 13	Q4 12

Increase in gross revenue due to
Acquisition growth	48.6	31.8	11.1	25.9
Organic growth	34.1	21.0	29.9	58.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	10.8	14.3	19.7	10.0

Total net increase in gross revenue	93.5	67.1	60.7	93.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Q4 13 vs. Q4 12. During Q4 13, net income increased by $4.6 million, or 14.8%, from the same period in 2012, and diluted earnings per share for Q4 13 increased by $0.09, or 13.4%, compared to Q4 12. Net income for Q4 13 was positively impacted by increases in gross revenue and gross margin as a percentage of net revenue—from 56.1% in Q4 12 to 56.4% in Q4 13. Gross margin increased quarter over quarter in our US and International regions and increased quarter over quarter in our Buildings and Energy & Resources business operating units. Organic revenue growth in Q4 13 was positive in our Energy & Resources and Infrastructure business operating units. The Buildings business operating unit declined because of the softening in the buildings market compared to Q4 12. The buildings industry experienced continued competition and pressure in the availability of funds in the private and public sectors. Organic revenue growth in Q4 13 occurred for the most part in our Energy & Resources business operating unit where we experienced increased project activity from the oil and gas sector, mainly driven by the midstream industry in western Canada.

Q1 14 vs. Q1 13. During Q1 14, net income increased by $5.1 million, or 18.0%, from the same period in 2013, and diluted earnings per share for Q1 14 increased by $0.10, or 16.4%, compared to Q1 13. Net income for Q1 14 was positively impacted by an increase in revenue resulting from acquisitions completed in 2013 and 2014, and by strong organic growth in our Energy & Resources and Infrastructure business operating units. Growth continues to be driven mainly by our Oil & Gas sector, particularly by work in the midstream industry, and by increased activity in our Water sector. We reported organic growth in our Canadian and International operations. Our results were also positively impacted by an increase in gross margin—from 54.0% in Q1 13 to 54.4% in Q1 14. This increase was offset by an increase in our administrative and marketing expenses as a percentage of net revenue—from 41.1% in Q1 13 to 41.5% in Q1 14. Our bottom line was also positively impacted by a reduction in net interest expense and an increase in income from joint ventures and associates.

Q2 14 vs. Q2 13. During Q2 14, net income increased by $8.1 million, or 22.4%, from the same period in 2013, and diluted earnings per share for Q2 14 increased by $0.16, or 20.5%, compared to Q2 13. Net income for Q2 14 was positively impacted by an increase in revenue because of acquisitions completed in 2013 and 2014, and organic revenue growth in our Energy & Resources and Infrastructure business operating units. Strong growth occurred in our Water and Community Development sectors. Overall activity in our Oil & Gas sector, particularly in the midstream industry, remained strong, although at a reduced pace of growth compared to Q1 14 due to the winding down of certain terminal projects. Organic growth continued to occur in Canada and internationally. The slight retraction in the United States was mostly due to a softened buildings sector, and harsh weather conditions in Q1 14 caused a slower-than-expected ramp-up on projects. Our results were also positively impacted by an increase in gross margin—from 54.2% in Q2 13 to 54.7% in Q2 14—and a reduction in our administrative and marketing expenses as a percentage of net revenue—from 40.0% in Q2 13 to 39.9% in Q2 14. Our bottom line was also positively impacted by a decrease in net interest expense and amortization of intangible assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Balance Sheet

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2013:

(In millions of Canadian dollars)	Sept 30, 2014	Dec 31, 2013	$ Change	% Change

Total current assets	813.0	726.2	86.8	12.0%

Property and equipment	153.0	133.5	19.5	14.6%
Goodwill	727.0	594.8	132.2	22.2%
Intangible assets	94.1	78.9	15.2	19.3%
Other financial assets	95.7	83.2	12.5	15.0%
All other assets	63.2	51.6	11.6	22.5%

Total assets	1,946.0	1,668.2	277.8	16.7%

Current portion of long-term debt	57.5	37.1	20.4	55.0%
Provisions	12.0	12.0	-	0.0%
Other liabilities	11.3	9.8	1.5	15.3%
All other current liabilities	400.8	348.1	52.7	15.1%
Total current liabilities	481.6	407.0	74.6	18.3%

Long-term debt	239.3	200.9	38.4	19.1%
Provisions	56.2	49.5	6.7	13.5%
Other liabilities	65.6	58.0	7.6	13.1%
All other liabilities	69.9	60.2	9.7	16.1%
Equity	1,033.4	892.6	140.8	15.8%

Total liabilities and equity	1,946.0	1,668.2	277.8	16.7%

Refer to the Liquidity and Capital Resources section of this report for an explanation of the change in current assets and current liabilities.

Property and equipment increased as a result of the acquisitions of WEG, ProU, JBR, SHW, USKH, and ADD, Inc. and the purchase of the fractional ownership of an aircraft. Goodwill and intangible assets also increased because of these acquisitions. Intangible assets increased mostly because of customer relationships and backlog acquired from these acquisitions and the renewal of Autodesk and Bentley software during Q1 14. Total current and long-term other financial assets increased mainly due to an increase in investments held for self-insured liabilities. Total current and long-term debt increased mainly as a result of an increase in notes payable from acquisitions as well as an increase in our revolving credit facility. An increase in total current and long-term provisions resulted from an increase in our provision for self-insured liabilities due to the timing of the recognition of the liability and its ultimate settlement. Also, provisions increased due to additional sublease losses. Other liabilities increased as a result of an increase in both lease inducements and the fair value of our share-based compensation.

Overall, the carrying amount of assets and liabilities for our US subsidiaries on our consolidated balance sheets increased because of a weakening Canadian dollar—from US$0.94 at December 31, 2013, to US$0.89 at September 30, 2014.

Our shareholders’ equity increased due to $126.4 million in net income earned in the first three quarters of 2014, $9.9 million in share options exercised for cash, and $3.4 million expensed for share-based compensation. In addition, comprehensive income increased $27.0 million, resulting from the unrealized gain on the translation of our US subsidiaries and the unrealized gain on our investments held for self-insured liabilities. These increases were partly offset by the $26.0 million in dividends declared year to date.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Liquidity and Capital Resources

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long - and short-term borrowings from our $350 million revolving credit facility, senior secured notes, and the issuance of common shares. We use funds primarily to pay operational expenses, complete acquisitions, sustain capital spending on property and on equipment and software, repay long-term debt, and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, explained in the Management’s Discussion and Analysis in our 2013 Annual Report, reduces the impact of changing market conditions on operating cash flows. Consequently, we do not anticipate any immediate need to access additional capital by issuing additional equity. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facility.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Working Capital

The following table summarizes working capital information at September 30, 2014, compared to December 31, 2013:

(In millions of Canadian dollars, except ratio)	Sept 30, 2014	Dec 31, 2013	$ Change

Current assets	813.0	726.2	86.8
Current liabilities	(481.6)	(407.0)	(74.6)
Working capital (note)	331.4	319.2	12.2
Current ratio (note)	1.69	1.78	n/a

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further discussed in the Definitions section of our 2013 Annual Report.

Current assets increased primarily because of a $142.7 million increase in trade and other receivables and unbilled revenue. Investment in trade and other receivables and unbilled revenue increased to 93 days at September 30, 2014, compared to 86 days at December 31, 2013. Current other financial assets increased $5.6 million from December 31, 2013, mainly because of an increase in our investments held for self-insured liabilities. These increases were partly offset by a $56.4 million decrease in cash and short-term deposits and a $3.7 million decrease in other assets, primarily a result of placing our Autodesk license into use. In addition, income taxes recoverable decreased by $4.1 million from December 31, 2013, due to the finalization of our 2013 taxes.

Current liabilities increased primarily due to a $51.4 million increase in trade and other payables resulting from increased activity, the timing of payroll, and the recent acquisition of ADD, Inc. In addition, billings in excess of costs increased $8.8 million and long-term debt increased $20.3 million, mainly due to additional notes payable from current acquisitions. These increases were partly offset by a $9.1 million decrease in income taxes payable since December 31, 2013, due to the payment of taxes owing from 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Cash Flows

Our cash flows from (used in) operating, investing, and financing activities as reflected in the consolidated statements of cash flows are summarized in the following table:

	Quarter Ended September 30			Three Quarters Ended September 30
(In millions of Canadian dollars)	2014	2013	Change	2014	2013	Change

Cash flows from operating activities	96.5	111.6	(15.1)	111.5	151.4	(39.9)
Cash flows used in investing activities	(34.6)	(36.6)	2.0	(148.4)	(76.8)	(71.6)
Cash flows used in financing activities	(94.6)	(37.5)	(57.1)	(21.0)	(55.6)	34.6

Cash Flows from Operating Activities

Cash flows used in operating activities are impacted by the timing of acquisitions, particularly the timing of payments of acquired trade and other payables, including employee annual bonuses. The $39.9 million decrease in cash flows from operating activities year to date compared to 2013 resulted from an increase in cash paid to employees, which was caused by an increase in the number of employees and the bonuses and restricted share units paid in the year. Cash paid to suppliers increased because of our acquisition and organic growth and the timing of various payments. As well, we recovered $8.6 million less in income taxes due to a higher income tax refund in 2013, and income taxes paid increased by $6.7 million, resulting from higher 2014 tax installment requirements. These increases in cash outflows were partly offset by an increase in cash receipts from clients due to our acquisitions and organic growth.

Cash Flows Used in Investing Activities

Cash flows used in investing activities increased year to date compared to 2013 due to an increase in cash used for business acquisitions. Year to date, we used $105.4 million for the payment of cash and cash consideration on current year acquisitions and notes payable for prior acquisitions compared to $31.0 million in the same period in 2013. Also contributing to this increase in cash flows was a $7.6 million increase in investments held for self-insured liabilities. These increases in cash outflows were partly offset by an increase in cash receipts for lease inducements and a reduction in cash outflows for property and equipment.

As a professional services organization, we are not capital intensive. In the past, we made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Property and equipment and software purchases totaled $9.2 million in Q3 14 compared to $14.9 million in Q3 13. We had higher purchases in 2013 due to an increase in furniture and leasehold improvements made to various office locations. For the remainder of 2014, we plan to continue investing in enhancements to our information technology infrastructure and enterprise systems; this will optimize and streamline business processes and prepare us for continued growth. During Q3 14, we financed property and equipment and software purchases through cash flows from operations.

Cash Flows Used in Financing Activities

Cash outflows used in financing activities decreased year to date compared to 2013, mainly due to the net outflow of $2.0 million to repay our revolving credit facility—compared to a net outflow of $38.8 million to repay our revolving credit facility in 2013. This decrease in cash outflow was partly offset by a $2.8 million increase in cash outflows for the payment of dividends year to date in 2014 compared to 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Capital Structure

We manage our capital structure according to the internal guideline established in our 2013 Annual Report by maintaining a net debt to EBITDA ratio of below 2.5. We calculate our net debt to EBITDA ratio, a non-IFRS measure, as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. At September 30, 2014, our net debt to EBITDA ratio was 0.7, calculated on a trailing four-quarter basis. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level for a period of time.

We have entered into an agreement for a $350 million revolving credit facility. During the second quarter of 2014, we extended the expiry date for this credit facility to August 31, 2018, from August 31, 2017. This credit facility allows us to access an additional $150 million under the same terms and conditions on approval from our lenders. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and on certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA—from 20 to 125 for Canadian prime and US base rate loans and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. Prior to the extension, the basis points varied, depending on our level of consolidated debt to EBITDA—from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit. At September 30, 2014, $292.1 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. These notes are ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semiannually in arrears on May 10 and November 10 each year until maturity or the earlier payment, redemption, or purchase in full of the notes. We may redeem them, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and senior secured notes.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: (1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and (2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility and 3.25 to 1.0 for the senior secured notes for a period of two complete quarters following the acquisition. EBITDA and EBITDAR to debt service ratios are defined in the Definitions section of our 2013 Annual Report. We were in compliance with all of these covenants as at and throughout the period ended September 30, 2014.

During the second quarter of 2014, we reached an agreement to extend the maturity of our bid bond facility to August 31, 2018, from August 31, 2017, and increased the limit from $10 million to $15 million. This facility allows us to access an additional $5 million under the same terms and conditions on approval from our lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At September 30, 2014, $7.9 million had been issued under this bid bond facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Shareholders’ Equity

Share options exercised during the first three quarters of 2014 generated $9.9 million in cash compared to $10.1 million in cash generated during the same period in 2013. No shares were repurchased in the first three quarters of 2014 or in the same period in 2013.

Other

Outstanding Share Data

At September 30, 2014, 46,894,088 common shares and 1,372,663 share options were outstanding. During the period of September 30, 2014, to November 5, 2014, 17,500 share options were exercised and 3,668 share options were forfeited. At November 5, 2014, 46,911,588 common shares and 1,351,495 share options were outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations at September 30, 2014, on a discounted basis:

	Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	291.3	52.6	128.3	109.9	0.5
Interest on debt	23.2	9.8	11.1	2.3	-
Operating leases	983.7	116.4	203.2	151.3	512.8
Finance lease obligation	6.0	5.1	0.9	-	-
Purchase and service obligations	15.0	7.2	7.0	0.8	-
Other obligations	31.7	2.6	11.5	0.7	16.9

Total contractual obligations	1,350.9	193.7	362.0	265.0	530.2

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows Used in Financing Activities and Capital Structure sections of this report and notes 9, 12, and 16 in our unaudited interim consolidated financial statements for the quarter ended September 30, 2014. Operating lease commitments include obligations under office space rental agreements, and purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Other obligations include amounts payable under our deferred share unit and restricted share unit plans and amounts payable for performance share units issued under our long-term incentive program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Off-Balance Sheet Arrangements

As of September 30, 2014, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $3.2 million that expire at various dates before October 2015. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing. As part of the normal course of operations, our surety facility allows the issuance of bonds for certain types of project work. At September 30, 2014, $6.6 million in bonds was issued under this surety facility; the bonds expire at various dates before April 2020. At September 30, 2014, $7.9 million was issued under our bid bond facility—which allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies; these expire at various dates before January 2016.

During 2009, we issued a guarantee to a maximum of US$60 million for project work with the US federal government. At September 30, 2014, this guarantee expired due to the completion of project work. We did not make any payments under this guarantee, and no amounts were accrued in our consolidated financial statements with respect to the guarantee.

Financial Instruments and Market Risk

The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed materially from those described in the Financial Instruments and Market Risk section of our 2013 Annual Report and are incorporated here by reference.

Related-Party Transactions

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business. Key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include its chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), and executive vice presidents. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. In addition, from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 19 of our Q3 14 unaudited interim consolidated financial statements and notes 13 and 30 of our audited consolidated financial statements, included in our 2013 Annual Report and incorporated here by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Outlook

Outlook by Region

Our outlook for our regions has changed over the course of the year as shown in the table below.

	2013 Annual Report	Q1 14	Q2 14	Q3 14

Canada	Moderate	Moderate to Strong	Moderate to Strong	Moderate to Strong
United States	Moderate	Moderate	Moderate	Moderate
International	Moderate	Moderate	Strong	Strong

Canada

We believe our Canadian operations will achieve moderate-to-strong organic gross revenue growth in 2014. In Q1 14, we revised the outlook included in our 2013 Annual Report due to greater-than-expected activity in our Oil & Gas sector. All other expectations for our Canadian operations remain unchanged as described in our 2013 Annual Report and incorporated here by reference. Specifically, we believe we will continue to see strength in the private sector and a stable public sector.

United States

We believe our US operations will achieve moderate organic gross revenue growth in 2014 based on our expectations described in our 2013 Annual Report and incorporated here by reference. After a slow start due to harsh weather conditions at the beginning of 2014, our environmental services and Community Development sector regained momentum and benefited from seasonal improvements. We continue to believe that the private sector will strengthen and our Transportation sector and Infrastructure business operating unit will benefit from a backlog of improvements required to address infrastructure and transportation needs. We believe that in the private sector, opportunities may exist from the recently signed Water Resources Reform and Development Act, which provides funding to the US Army Corps of Engineers to develop, maintain, and support waterway infrastructure.

International

We believe our International operations will achieve strong organic gross revenue growth in 2014. In Q1 14, we revised the outlook included in our 2013 Annual Report due to increased activity in the Middle East as a result of recently awarded healthcare and institutional projects. However, we believe this growth may be partly offset by our Mining sector revenue as clients continue to slow construction on major projects and scale back expansion in a softening market.

Outlook by Business Operating Unit

Our outlook for our business operating units has changed over the course of the year, as shown in the table below.

	2013 Annual Report	Q1 14	Q2 14	Q3 14

Buildings	Stable	Stable	Stable	Stable
Energy & Resources	Moderate	Strong	Strong	Strong
Infrastructure	Moderate	Moderate	Moderate	Moderate

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Buildings

We believe our Buildings business operating unit will remain stable in 2014 compared to 2013 based on our expectations described in our 2013 Annual Report and incorporated here by reference. In particular, the buildings industry remains cautious, and while we expect to recover from the levels of previous years, we believe that a full recovery will be slow.

Energy & Resources

We believe our Energy & Resources business operating unit will end the year with strong organic gross revenue growth in 2014. In Q1 14, we revised the outlook included in our 2013 Annual Report due to greater-than-expected activity in our Oil & Gas sector. Activity in the midstream oil and gas market in Canada is expected to continue for the balance of the year, boding well for our midstream pipelines and facilities business, but we expect a slowdown in our midstream terminal work. In view of activities year to date, we believe mining companies will continue to slow construction on major projects and scale back exploration due to the softening market. All other expectations for our Energy & Resources business operating unit remain unchanged as described in our 2013 Annual Report and incorporated here by reference.

Infrastructure

We believe our Infrastructure business operating unit will end the year with moderate organic gross revenue growth in 2014 based on our expectations described in our 2013 Annual Report and incorporated here by reference. In particular, we expect that a gradual continuation of long-term trends—in particular, population growth, urbanization, flood management activities, and the need to rehabilitate aging infrastructure—will further drive the requirement for our water, urban development, and transportation services. In addition, with the acquisition of ProU and USKH, we believe that opportunities exist to cross-sell certain infrastructure-related services within broader geographies and sectors.

Overall Outlook

We believe that our outlook is to end the year with moderate-to-strong organic gross revenue growth with an approximate 5.0% targeted increase compared to 2013. In the first quarter of 2014, we revised our overall 2014 organic gross revenue growth target from approximately 4.0% to 5.0% due to greater-than-expected activity in our Oil & Gas sector.

We operate in a highly diverse infrastructure and facilities market in North America and internationally that consists of many technical disciplines, market sectors, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the first three quarters of 2014, we saw no significant changes in our industry’s environment, except for the consolidation of larger companies through mergers and acquisitions; however, we still anticipate market opportunities. Our business model continues to focus on mitigating risk by diversifying operations across geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. Our overall expectations remain consistent with those discussed in the Outlook by Region and Outlook by Business Operating Unit sections above and those generally described in the Outlook section of the Management’s Discussion and Analysis in our 2013 Annual Report.

The above overall outlook is based in part on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis in our 2013 Annual Report. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q3 14 from those described in our 2013 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2013, audited consolidated financial statements, which are incorporated here by reference.

Definition of Additional IFRS Measures and Non-IFRS Measures

IFRS mandates certain minimum line items for financial statements and requires presentation of additional line items, headings, and subtotals when such presentation is relevant to an understanding of a company’s financial position and performance. This Management’s Discussion and Analysis includes additional IFRS measures, namely, gross revenue, net revenue, and gross margin. This Management’s Discussion and Analysis also includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, net debt to equity ratio, return on equity ratio, EBITDA, EBITDA as a percentage of net revenue, EBITDAR, debt to EBITDA ratio, net debt to EBITDA ratio, EBITDAR to debt service ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies. For the first three quarters ended September 30, 2014, there has been no significant change in our description of additional IFRS measures and non-IFRS measures from that included in our 2013 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and incorporated here by reference. Readers are encouraged to refer to this discussion in our 2013 Annual Report for additional information.

Recent Accounting Pronouncements

Effective January 1, 2014, we adopted the following amendments and interpretation, which are further described in note 6 of our December 31, 2013, annual consolidated financial statements and note 4 of our September 30, 2014, unaudited interim consolidated financial statements:

—	IAS 32 Financial Instruments: Presentation (amended)
—	IAS 36 Impairment of Assets (amended)
—	IFRIC 21 Levies
—	Annual Improvements (2010–2012 Cycle)
—	Annual Improvements (2011–2013 Cycle)

The adoption of these amendments and interpretation did not have an impact on our financial position or performance.

Future Adoptions

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our Q3 14 unaudited interim consolidated financial statements, which is incorporated here by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (as defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

For the first three quarters ended September 30, 2014, there has been no significant change in our risk factors from those described in our 2013 Annual Report, and the risk factors are incorporated here by reference.

Subsequent Events

On September 4, 2014, the Company’s board of directors declared a two-for-one share split to be effected by way of a share dividend. Shareholders of record as at the close of business on October 31, 2014, will be entitled to the share dividend on the payment date of November 14, 2014. Common shares will commence trading on an ex-dividend basis with respect to the share dividend on November 17, 2014.

On September 24, 2014, we entered into an agreement to purchase certain assets and liabilities of Dessau Inc. for cash consideration. The acquisition is expected to be completed in the first quarter of 2015 subject to certain conditions, including regulatory approvals. We will acquire the Canadian engineering operations of this Montreal-based firm, which has offices throughout Quebec as well as in Mississauga and Ottawa, Ontario. This will add to our expertise in healthcare, water, power and energy, transportation, and community development, as well as introduce telecommunications and security services to our broader platform.

On October 24, 2014, we acquired all the shares and business of Penfield & Smith Engineers, Inc., adding approximately 90 staff to our Company. This firm is based in Santa Barbara, California, with additional offices in Camarillo, Santa Maria, and Lancaster, California. Penfield & Smith Engineers, Inc. will strengthen our civil engineering and land planning expertise and enhance our presence along the California central coast.

On November 5, 2014, the Company declared a cash dividend of $0.185 per share ($0.0925 per share after taking into consideration the two-for-one share split payable on November 14, 2014). The cash dividend is payable on January 15, 2015, to shareholders of record on December 31, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regions and business operating units in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2014 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Results of Operations—Gross and Net Revenue, Results of Operations—Amortization of Intangible Assets, Results of Operations—Income Taxes, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended September 30, 2014, there has been no significant change in our risk factors from those described in our 2013 Annual Report that are incorporated here by reference.

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2014 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2014 are listed in the Outlook section of our 2013 Annual Report. The following information updates and, therefore, supersedes those assumptions.

To establish our level of future cash flows, we assumed that the Canadian dollar would weaken and be slightly below the US dollar throughout the year. We also assumed that our average interest rate would remain relatively stable in 2014 compared to 2013. On September 30, 2014, the Canadian dollar closed at US$0.89 compared to US$0.94 at December 31, 2013. The average interest rate on our revolving credit facility was 1.35% at September 30, 2014, compared to 1.37% at December 31, 2013. The interest rate on our senior secured notes is fixed. To establish our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2014 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at September 30, 2014, was 27.5% compared to 26.5% for the year ended December 31, 2013, as further explained on page M-16.

In our 2013 Annual Report, we noted that according to the Canadian Mortgage and Housing Corporation (CMHC), total annual housing starts in Canada were expected to be 187,300 in 2014. The CMHC has since revised its forecast to 187,923.

In our 2013 Annual Report, we noted that according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of total housing starts in the United States were expected to increase to 1,146,000 units in 2014. This forecast has since been revised to 1,147,000 units in 2014.

In our 2013 Annual Report, the Bank of Canada forecasted GDP growth to be 2.5% in 2014. This forecast has since been revised to 2.25%.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

In our 2013 Annual Report, we noted that the US Congressional Budget Office forecasted GDP growth to be 2.6% in 2014. This forecast has since been revised to 3.1%. The Architecture Billings Index from the American Institute of Architects moved below 50.0 in Q2 14 but in Q3 14 is reporting above 50.0 and is consistent with the index noted in our 2013 Annual Report, which suggests improved demand for design services.

In our 2013 Annual Report, the World Bank forecasted GDP growth for 2014 of 6.2% for India, 2.8% for the Middle East, 2.9% for Latin America and the Caribbean regions, and 1.1% for the Euro area. This forecast has since been revised to 5.5% for India, 1.9% for Latin America and the Caribbean regions, and 2.4% for the Euro area.

The outlook for our Energy & Resources business operating unit changed during the first quarter of 2014 from that described in the Outlook section of our 2013 Annual Report. The growth outlooks for our business operating units are stable for Buildings, strong for Energy & Resources, and moderate for Infrastructure.

The assumptions and expectations used to establish these outlooks are discussed in the Outlook paragraphs for each business operating unit for 2014 and in the Gross and Net Revenue subheading of the Results section in this Management’s Discussion and Analysis, as well as in the Outlook section of our 2013 Annual Report, which is incorporated here by reference.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of November 5, 2014, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2014, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

STANTEC INC. (UNAUDITED)

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	Notes	September 30 2014 $	December 31 2013 $

ASSETS	9
Current
Cash and cash equivalents	6	86,617	143,030
Trade and other receivables	7	429,640	384,907
Unbilled revenue		241,882	143,894
Income taxes recoverable		4,662	8,792
Prepaid expenses		21,581	18,959
Other financial assets	8	27,053	21,418
Other assets		1,532	5,231

Total current assets		812,967	726,231
Non-current
Property and equipment		153,018	133,534
Goodwill		727,042	594,826
Intangible assets		94,075	78,857
Investments in joint ventures and associates		5,072	4,996
Deferred tax assets		57,030	45,383
Other financial assets	8	95,651	83,163
Other assets		1,126	1,188

Total assets		1,945,981	1,668,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Trade and other payables	13	310,483	259,113
Billings in excess of costs		86,643	77,803
Income taxes payable		-	9,127
Current portion of long-term debt	9	57,450	37,130
Provisions	10	11,989	12,047
Other financial liabilities		3,762	1,927
Other liabilities	11	11,275	9,837

Total current liabilities		481,602	406,984
Non-current
Long-term debt	9	239,281	200,943
Provisions	10	56,214	49,539
Deferred tax liabilities		67,395	58,082
Other financial liabilities		2,407	2,041
Other liabilities	11	65,645	57,955

Total liabilities		912,544	775,544

Shareholders’ equity
Share capital	13	275,757	262,573
Contributed surplus	13	12,507	12,369
Retained earnings		706,530	606,056
Accumulated other comprehensive income		38,643	11,636

Total shareholders’ equity		1,033,437	892,634

Total liabilities and shareholders’ equity		1,945,981	1,668,178

See accompanying notes

September 30, 2014

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income

(Unaudited)

		For the quarter ended September 30		For the three quarters ended September 30
(In thousands of Canadian dollars, except per share amounts)	Notes	2014 $	2013 $	2014 $	2013 $

Gross revenue		674,685	581,166	1,882,397	1,661,097
Less subconsultant and other direct expenses		130,529	96,409	326,735	280,039

Net revenue		544,156	484,757	1,555,662	1,381,058
Direct payroll costs	17	246,385	221,766	706,236	633,237

Gross margin		297,771	262,991	849,426	747,821
Administrative and marketing expenses	5,13,17	213,741	185,616	625,456	548,753
Depreciation of property and equipment		9,821	8,701	27,820	23,700
Amortization of intangible assets		6,164	4,516	17,316	16,588
Net interest expense		2,393	2,117	6,090	6,683
Other net finance expense		827	785	2,243	2,134
Share of income from joint ventures and associates		(448)	(866)	(1,834)	(1,435)
Foreign exchange gain		(144)	(485)	(55)	(161)
Other (income) expense		(1,607)	86	(1,997)	(282)

Income before income taxes		67,024	62,521	174,387	151,841

Income taxes
Current		22,306	17,597	50,127	44,828
Deferred		(3,875)	(1,038)	(2,171)	(3,527)

Total income taxes		18,431	16,559	47,956	41,301

Net income for the period		48,593	45,962	126,431	110,540

Weighted average number of shares outstanding – basic		46,828,834	46,303,826	46,719,802	46,179,678

Weighted average number of shares outstanding – diluted		47,283,829	46,713,589	47,136,130	46,477,674

Shares outstanding, end of the period		46,894,088	46,363,214	46,894,088	46,363,214

Earnings per share
Basic		1.04	0.99	2.71	2.39

Diluted		1.03	0.98	2.68	2.38

See accompanying notes

September 30, 2014

STANTEC INC. (UNAUDITED)

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the quarter ended September 30		For the three quarters ended September 30
(In thousands of Canadian dollars)	2014 $	2013 $	2014 $	2013 $

Net income for the period	48,593	45,962	126,431	110,540

Other comprehensive income (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations	24,214	(8,519)	24,797	13,362
Net unrealized gain on available-for-sale financial assets	250	487	2,876	2,333
Net realized gain on available-for-sale financial assets transferred to income	(323)	(84)	(627)	(535)
Income tax effect on available-for-sale financial assets	2	(6)	(39)	(31)

Other comprehensive income (loss) for the period, net of tax	24,143	(8,122)	27,007	15,129

Total comprehensive income for the period, net of tax	72,736	37,840	153,438	125,669

See accompanying notes

September 30, 2014

STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 13)	Share Capital (note 13)	Contributed Surplus (note 13)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2012	45,983,894	240,369	14,291	491,227	(18,862)	727,025

Net income				110,540		110,540
Other comprehensive income					15,129	15,129

Total comprehensive income				110,540	15,129	125,669
Share options exercised for cash	379,320	10,132				10,132
Share-based compensation expense			2,769			2,769
Reclassification of fair value of share options previously expensed		3,541	(3,541)			-
Dividends declared (note 13)				(22,885)		(22,885)
Purchase of non-controlling interests				(803)		(803)

Balance, September 30, 2013	46,363,214	254,042	13,519	578,079	(3,733)	841,907

Balance, December 31, 2013	46,576,132	262,573	12,369	606,056	11,636	892,634

Net income				126,431		126,431
Other comprehensive income					27,007	27,007

Total comprehensive income				126,431	27,007	153,438
Share options exercised for cash	317,956	9,881				9,881
Share-based compensation expense			3,441			3,441
Reclassification of fair value of share options previously expensed		3,303	(3,303)			-
Dividends declared (note 13)				(25,957)		(25,957)

Balance, September 30, 2014	46,894,088	275,757	12,507	706,530	38,643	1,033,437

See accompanying notes

September 30, 2014

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended September 30		For the three quarters ended September 30
(In thousands of Canadian dollars)	Notes	2014 $	2013 $	2014 $	2013 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		636,869	568,291	1,816,985	1,561,882
Cash paid to suppliers		(187,096)	(151,879)	(586,437)	(443,627)
Cash paid to employees		(336,737)	(291,998)	(1,058,529)	(920,433)
Interest received		564	437	1,814	1,132
Interest paid		(899)	(1,495)	(5,114)	(5,691)
Finance costs paid		(689)	(694)	(1,929)	(1,962)
Income taxes paid		(16,667)	(11,601)	(57,382)	(50,668)
Income taxes recovered		1,137	489	2,091	10,721

Cash flows from operating activities	18	96,482	111,550	111,499	151,354

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(28,798)	(17,963)	(105,402)	(31,026)
Dividends from investments in joint ventures and associates		15	96	1,770	2,685
Increase in investments held for self-insured liabilities		(4,237)	(4,445)	(14,188)	(6,546)
Decrease in investments and other assets		3,822	104	3,277	2,143
Proceeds from lease inducements		3,673	-	5,522	-
Purchase of intangible assets		(61)	(290)	(2,995)	(2,754)
Purchase of property and equipment		(9,110)	(14,650)	(36,513)	(42,205)
Proceeds on disposition of property and equipment		60	552	124	951

Cash flows used in investing activities		(34,636)	(36,596)	(148,405)	(76,752)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(95,388)	(32,999)	(112,943)	(68,770)
Proceeds from bank debt		5,260	-	110,921	29,992
Payment of finance lease obligations		(220)	(577)	(3,917)	(4,840)
Proceeds from issue of share capital		4,366	3,718	9,881	10,132
Payment of dividends to shareholders	13	(8,647)	(7,625)	(24,965)	(22,133)

Cash flows used in financing activities		(94,629)	(37,483)	(21,023)	(55,619)

Foreign exchange gain (loss) on cash held in foreign currency		1,664	(286)	1,516	259

Net (decrease) increase in cash and cash equivalents		(31,119)	37,185	(56,413)	19,242
Cash and cash equivalents, beginning of the period		117,736	22,765	143,030	40,708

Cash and cash equivalents, end of the period	6	86,617	59,950	86,617	59,950

See accompanying notes

September 30, 2014

STANTEC INC. (UNAUDITED)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.  Corporate Information

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the quarter ended September 30, 2014, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on November 5, 2014. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.

2.  Basis of Preparation

These consolidated financial statements for the quarter ended September 30, 2014, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The consolidated financial statements do not include all of the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s December 31, 2013, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the Company’s annual consolidated financial statements for the year ended December 31, 2013, except for the adoption of new standards and amendments effective January 1, 2014 (described in note 4). Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2013, annual consolidated financial statements.

These consolidated financial statements are presented in Canadian dollars, unless otherwise indicated.

3.  Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at September 30, 2014.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries and structured entities are prepared as at September 30, 2014. All intercompany balances are eliminated.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

4.  Recent Accounting Pronouncements and Changes to Accounting Policies

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2014. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In December 2011, the International Accounting Standards Board (IASB) issued amendments to IAS 32 Financial Instruments: Presentation. The amendments clarify when an entity has a legally enforceable right to set-off, as well as clarify the application of offsetting criteria related to some settlement systems that may be considered the same as net settlement.

•	In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets. These amendments clarify that an entity is required to disclose information about the recoverable amount of an impaired asset (including goodwill or a cash-generating unit) if the recoverable amount is based on the fair value less cost to sell methodology. The amendment also sets out other disclosure requirements for non-financial assets.

•	In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) Interpretation 21 Levies (IFRIC 21). IFRIC 21 interprets how an entity should account for liabilities to pay government-imposed levies (excluding income taxes) in its financial statements.

•	In December 2013, the IASB issued Annual Improvements (2010-2012 Cycle) to make necessary but non-urgent amendments to IFRS 2 Share-based Payments; IFRS 3 Business Combinations (IFRS 3); IFRS 8 Operating Segments; IFRS 13 Fair Value Measurement (IRFS 13); IAS 16 Property, Plant, and Equipment; IAS 24 Related Party Disclosures; and IAS 38 Intangible Assets.

•	In December 2013, the IASB issued Annual Improvements (2011-2013 Cycle) to make necessary but non-urgent amendments to IFRS 1 First-time Adoption of IFRS; IFRS 3; IFRS 13; and IAS 40 Investment Properties.

Future adoptions

The standards, amendments, and interpretations issued before 2014 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2013, annual consolidated financial statements. The following additional amendments and standards were issued in 2014 and will be effective in future years. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

•	In May 2014, the IASB issued Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38). The amendments explicitly prohibit entities from using revenue-based methods for determining depreciation expense for property, plant, and equipment, and clarify that only under certain limited circumstances would a revenue-based method be appropriate for determining amortization expense for an intangible asset. These amendments are effective January 1, 2016, on a prospective basis.

•	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (IFRS 15). IFRS 15 applies to all revenue contracts with customers and provides a model for the recognition and measurement of the sale of some non-financial assets such as property, plant, and equipment or intangible assets. This new standard sets out a five-step model for revenue recognition and applies to all industries. The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 requires numerous disclosures, such as the disaggregation of total revenue, disclosures about performance obligations, changes in contract asset and liability account balances, and key judgments and estimates. This new standard, effective January 1, 2017, may be adopted using a full retrospective or a modified retrospective approach.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

•	In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments provide guidance on accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined by IFRS 3. The acquirer applies all principles on business combinations accounting in IFRS 3 and other IFRSs except for those principles that conflict with the guidance in IFRS 11 Joint Arrangements. In addition, the acquirer must disclose the information required by IFRS 3 and other IFRSs for business combinations. This amendment is effective January 1, 2016, on a prospective basis.

•	In July 2014, the IASB issued IFRS 9 Financial Instruments (IFRS 9) to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for the recognition and measurement of financial assets, financial liabilities, and some contracts to buy or sell non-financial items. In addition, IFRS 9 includes a single expected-loss impairment model and a reformed approach to hedge accounting. This standard is effective January 1, 2018, on a retrospective basis subject to certain exceptions.

5.  Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase in or a reduction of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2014

On January 24, 2014, the Company acquired certain assets and liabilities, and the business of Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. (WEG) for cash consideration and notes payable. Based in Williamsburg, Virginia, WEG has additional offices in Richmond, Glen Allen, and Fredericksburg, Virginia. WEG provides specialized environmental services in ecology, environmental planning, water resources, wetland mitigation, stream assessment and restoration, landscape architecture, golf course planning, construction administration, cultural resource management, historic preservation, and regulatory support to public and private sector clients. The addition of WEG expands the Company’s environmental services in the US Mid-Atlantic.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

On March 7, 2014, the Company acquired all the shares and business of Processes Unlimited International, Inc. (ProU) for cash consideration and notes payable. ProU is based in Bakersfield, California, with additional offices in San Ramon, Fresno, and Pasadena, California; Dallas, Texas; Atlanta, Georgia; and Nashville, Tennessee. ProU operates in a diverse range of markets, including oil and gas, alternative energies, power, utilities, chemicals, food and beverage, packaging, plastics, cement, minerals, mining, and building products. ProU’s services include mechanical engineering and design; process, chemical, civil, structural, automation, instrumentation, and electrical engineering; and control panel fabrication. The addition of ProU expands the Company’s oil and gas expertise in the United States.

On May 9, 2014, the Company acquired certain assets and liabilities, and the business of JBR Environmental Consultants, Inc. (JBR) for cash consideration and notes payable. The firm is based in Salt Lake City, Utah, with additional locations in Idaho, Montana, Colorado, Nevada, Oregon, Washington, and Arizona. JBR provides baseline environmental studies, air monitoring and testing, permitting and National Environmental Policy Act assistance, site investigation and remediation services, and environmental compliance assistance. The addition of JBR increases the depth of the Company’s services in various market sectors, including manufacturing, oil and gas, mining, and power generation and transmission.

On May 23, 2014, the Company acquired all the shares and business of Group Affiliates Inc. (SHW) for cash consideration and promissory notes. SHW has offices in Dallas, Austin, Houston, and San Antonio, Texas; Detroit, Michigan; Baltimore, Maryland; Washington, DC; and Charlottesville, Virginia. SHW provides architectural, interior design, planning, and engineering services to higher education and K–12 clients. The addition of SHW diversifies and expands the Company’s Buildings practice.

On June 6, 2014, the Company acquired certain assets and liabilities, and the business of Wiley Engineering, Inc. (Wiley) for cash consideration. Wiley is based in Marietta, Georgia, and provides automation, electrical, and instrumentation engineering services to oil and gas, mining, power, and other industrial sectors. The addition of Wiley will enhance the Company’s East Coast presence in the United States.

On June 27, 2014, the Company acquired all the shares and business of USKH Inc. (USKH) for cash consideration and promissory notes. USKH is based in Anchorage, Alaska, and has additional offices in Juneau, Fairbanks, and Wasilla, Alaska; Spokane, Walla Walla, and Ferndale, Washington; and Billings, Montana. USKH provides services ranging from architectural, engineering, and environmental to survey and geographical information systems. The addition of USKH enables the Company to provide locally based infrastructure, building, and geospatial services in Alaska and expands the Company’s presence in the Pacific Northwest.

On September 19, 2014, the Company acquired all the shares and business of ADD, Inc. for cash consideration and notes payable. ADD, Inc., based in Boston, Massachusetts, and Miami, Florida, provides architecture, interior design, planning, and branding services, primarily for multifamily housing, higher education, and corporate office clients. The addition of ADD, Inc. strengthens and diversifies the Company’s Buildings business operating unit, bringing expanded service offerings to its Boston market, and widens its presence in southern Florida.

During the first three quarters of 2014, the Company finalized the estimated fair value of assets acquired and liabilities assumed for the IBE Consulting Engineers, Inc.; JDA Architects Limited; Cambria Gordon Ltd.; and Wiley acquisitions. Adjustments made to finalize these fair values were not material.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition, for acquisitions completed year to date, are as follows:

(In thousands of Canadian dollars)	September 30 2014 $

Cash consideration	89,828
Notes payable	80,264

Consideration	170,092

Assets and liabilities acquired
Cash acquired	6,868
Non-cash working capital	20,156
Property and equipment	8,299
Investments	508
Other financial assets	11,977
Intangible assets
Client relationships	16,734
Contract backlog	7,522
Lease disadvantages	(2,214)
Software	165
Other	1,802
Other financial liabilities	(2,511)
Provisions	(4,619)
Long-term debt	(8,127)
Deferred income taxes	(1,021)

Total identifiable net assets at fair value	55,539
Goodwill arising on acquisitions	114,553

Consideration	170,092

Trade receivables assumed from acquired companies are recognized at fair value at the time of acquisition. Trade receivables acquired in the first three quarters of 2014 had a fair value of $38,235,000 and gross value of $39,348,000.

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2014, $97,411,000 is deductible for income tax purposes.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. During 2014, the Company assumed $400,000 in provisions for claims relating to the current year’s acquisitions (2013 – nil). At the reporting date, provisions for claims outstanding from current and prior acquisitions were reassessed and determined to be $3,815,000, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 8).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

As a result of the WEG, ProU, JBR, SHW, Wiley, USKH, and ADD, Inc. acquisitions, the Company assumed commitments for operating and financing leases of approximately $57,762,000, with remaining lease terms of up to nine years. Future minimum sublease payments expected to be received under non-cancellable sublease agreements from 2014 acquisitions are $3,111,000.

For business combinations that occurred in 2014, the Company estimates that gross revenue earned in 2014, since the acquired entities’ acquisition dates, is $79,348,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2014 had taken place at the beginning of 2014, gross revenue from continuing operations for the first three quarters of 2014 would have been $1,984,885,000 and the profit from continuing operations would have been $127,195,000.

In 2014, directly attributable acquisition-related costs of $526,000 have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	For the quarter ended September 30 2014 $	For the three quarters ended September 30 2014 $

Cash consideration (net of cash acquired)	19,943	82,960
Payments on notes payable from previous acquisitions	8,855	22,442

Total net cash paid	28,798	105,402

Total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2013	52,632
Additions for acquisitions in the period	80,264
Other adjustments	(5,249)
Payments	(22,442)
Interest	847
Impact of foreign exchange	2,556

September 30, 2014	108,608

During the first three quarters of 2014, pursuant to price adjustment clauses included in the purchase agreements, the Company adjusted the notes payable for the Burt Hill Inc. acquisition, which impacted non-cash working capital.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

6.  Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	September 30 2014 $	September 30 2013 $

Cash	84,327	55,635
Unrestricted investments	1,793	2,561
Cash held in escrow	497	1,754

Cash and cash equivalents	86,617	59,950

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

As part of the Greenhorne & O’Mara, Inc. acquisition, US$1,693,000 was placed in an escrow account and US$1,247,000 was settled in 2013. The remaining US$446,000 will be settled based on the outcome of price adjustment clauses included in the purchase agreement. A corresponding obligation was also recorded on acquisition and is included in other notes payable.

7.  Trade and Other Receivables

(In thousands of Canadian dollars)	September 30 2014 $	December 31 2013 $

Trade receivables, net of allowance	420,088	376,159
Holdbacks, current	3,829	3,423
Other	5,723	5,325

Trade and other receivables	429,640	384,907

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, which is determined in part based on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	September 30 2014 $	December 31 2013 $

Balance, beginning of the period	19,316	16,551
Provision for doubtful accounts	1,310	6,336
Deductions	(3,141)	(3,978)
Impact of foreign exchange	601	407

Balance, end of the period	18,086	19,316

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

September 30, 2014	438,174	257,777	96,785	30,178	20,054	33,380

December 31, 2013	395,475	203,840	102,858	33,659	17,757	37,361

8.  Other Financial Assets

(In thousands of Canadian dollars)	September 30 2014 $	December 31 2013 $

Investments held for self-insured liabilities	106,526	92,503
Investments	1,835	1,723
Holdbacks on long-term contracts	6,766	6,188
Indemnifications	1,347	1,377
Future sublease revenue	5,709	2,405
Other	521	385

	122,704	104,581
Less current portion	27,053	21,418

Long-term portion	95,651	83,163

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income.

The fair value of the bonds at September 30, 2014, was $69,522,000 (December 31, 2013 – $59,310,000), the fair value of the equities was $32,816,000 (December 31, 2013 – $30,115,000), and the fair value of the term deposits was $4,188,000 (December 31, 2013 – $3,078,000). The amortized cost of the bonds at September 30, 2014, was $69,326,000 (December 31, 2013 – $59,079,000), the cost of the equities was $24,581,000 (December 31, 2013 – $23,635,000), and the cost of the term deposits was $4,188,000 (December 31, 2013 – $3,078,000). The bonds bear interest at rates ranging from 0.50% to 5.28% per annum (December 31, 2013 – 0.50% to 5.28%). Term deposits mature at various dates before March 2015.

The terms to maturity of the bond portfolio, stated at fair value, are as follows:

(In thousands of Canadian dollars)	September 30 2014 $	December 31 2013 $

Within one year	19,903	15,966
After one year but not more than five years	49,619	43,344

Total	69,522	59,310

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 10). During 2014, the Company decreased provisions and indemnification assets relating to prior acquisitions by $141,000 (2013 – decreased by $365,000) because of new information obtained in the period.

Future sublease revenue

When the Company ceases to use an office space under an operating lease arrangement or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments (note 10) and an asset for the estimated present value of future rental income.

9.  Long-Term Debt

(In thousands of Canadian dollars)	September 30 2014 $	December 31 2013 $

Non-interest-bearing note payable	276	257
Other notes payable	111,310	52,953
Bank loan	54,660	51,053
Senior secured notes	124,544	124,396
Finance lease obligations	5,941	9,414

	296,731	238,073
Less current portion	57,450	37,130

Long-term portion	239,281	200,943

Other notes payable

Other notes payable consists primarily of notes payable for acquisitions (note 5). The weighted average rate of interest on the other notes payable is 3.50% (December 31, 2013 – 3.10%). The notes may be supported by promissory notes and are due at various times from 2014 to 2017. The aggregate maturity value of the notes is $113,511,000 (December 31, 2013 – $53,379,000). At September 30, 2014, $97,969,000 (US$87,472,000) (December 31, 2013 – $26,277,000 (US$24,706,000)) of the notes’ carrying amount was payable in US funds.

Bank loan

During the second quarter of 2014, the Company reached an agreement to extend the maturity date of its $350 million revolving credit facility to August 2018. This facility allows the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA, from 20 to 125 for Canadian prime and US base rate loans, and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. Before the extension, the basis points varied, depending on the Company’s level of consolidated debt to EBITDA, from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit.

At September 30, 2014, $54,660,000 (US$48,804,000) of the bank loan was payable in US funds. At December 31, 2013, $51,053,000 (US$48,000,000) of the bank loan was payable in US funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 16). The average interest rate applicable at September 30, 2014, was 1.35% (December 31, 2013 – 1.37%).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At September 30, 2014, the Company had issued and outstanding letters of credit, expiring at various dates before October 2015, totaling $2,222,000 (December 31, 2013 – $222,000), payable in Canadian funds, and $996,000 (US$889,000) (December 31, 2013 – $950,000 (US$893,000)), payable in US funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At September 30, 2014, $292,122,000 (December 31, 2013 – $297,775,000) was available in the revolving credit facility for future activities.

The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At September 30, 2014, the Company had issued bonds under this surety facility totaling $761,000 (December 31, 2013 – $945,000) in Canadian funds and $5,795,000 (US$5,174,000) (December 31, 2013 – $3,765,000 (US$3,540,000)) in US funds. These bonds expire at various dates before April 2020.

During the second quarter, the Company reached an agreement to extend the maturity of its bid bond facility to August 31, 2018, and increased the limit from $10 million to $15 million. This facility allows the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At September 30, 2014, $7,862,000 (December 31, 2013 – $7,036,000) was issued under this bid bond facility, is payable in various international currencies, and will expire at various dates before January 2016.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 16). All Company assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At September 30, 2014, finance lease obligations included finance leases bearing interest at rates ranging from 0.78% to 12.98% (December 31, 2013 – 0.78% to 12.98%) . These finance leases expire at various dates before August 2017.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

10.  Provisions

(In thousands of Canadian dollars)	September 30 2014 $	December 31 2013 $

Provision for self-insured liabilities	51,866	47,628
Provisions for claims	5,173	6,946
Onerous contracts	11,164	7,012

	68,203	61,586
Less current portion	11,989	12,047

Long-term portion	56,214	49,539

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than those recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	September 30 2014 $	December 31 2013 $

Provision, beginning of the period	47,628	36,381
Current-period provision	6,505	16,807
Payment for claims settlement	(3,752)	(7,263)
Impact of foreign exchange	1,485	1,703

Provision, end of the period	51,866	47,628

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At September 30, 2014, the long-term portion was $49,267,000 (December 31, 2013 – $44,553,000).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

Provisions for claims

(In thousands of Canadian dollars)	September 30 2014 $	December 31 2013 $

Provisions, beginning of the period	6,946	8,717
Current-period provisions	806	1,413
Claims from acquisitions	400	-
Claims paid or otherwise settled	(3,118)	(3,310)
Impact of foreign exchange	139	126

Provisions, end of the period	5,173	6,946

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 5 and 8).

Onerous contracts

(In thousands of Canadian dollars)	September 30 2014 $	December 31 2013 $

Liability, beginning of the period	7,012	6,724
Current-period provisions	2,162	5,465
Resulting from acquisitions	4,219	-
Costs paid or otherwise settled	(2,612)	(5,552)
Impact of foreign exchange	383	375

Liability, end of the period	11,164	7,012

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for onerous contracts will occur until December 2024.

11.  Other Liabilities

(In thousands of Canadian dollars)	Note	September 30 2014 $	December 31 2013 $

Deferred gain on sale leaseback		2,686	3,131
Lease inducement benefits		44,459	40,679
Lease disadvantages		4,952	3,407
Deferred share units payable	13	14,717	12,198
Other cash-settled share-based compensation	13	4,949	3,598
Liability for uncertain tax positions		5,157	4,779

		76,920	67,792
Less current portion		11,275	9,837

Long-term portion		65,645	57,955

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

12.  Commitments

The Company has entered into various operating lease commitments, including commitments for annual basic premises rent under long-term leases, storage facilities, and equipment and vehicle operating leases. The Company also entered into purchase obligations for software support and equipment. Depending on the agreement, the Company may enter into renewal options or escalation clauses.

Future minimum rentals payable under non-cancellable operating leases and purchase obligations as at September 30, 2014, are as follows:

(In thousands of Canadian dollars)	$

Within one year	123,619
After one year but not more than five years	362,413
More than five years	512,834

998,866

13.  Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During the third quarter of 2014, the Company recognized a share-based compensation expense of $3,942,000 (September 30, 2013 – $4,169,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $1,218,000 (September 30, 2013 – $1,008,000) related to the fair value of options granted and $2,724,000 (September 30, 2013 – $3,161,000) related to cash-settled share-based compensation (deferred share units, restricted share units, and performance share units).

During the first three quarters of 2014, the Company recognized a share-based compensation expense of $7,991,000 (September 30, 2013 – $7,898,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $3,441,000 (September 30, 2013 – $2,769,000) related to the fair value of options granted and $4,550,000 (September 30, 2013 – $5,129,000) related to cash-settled share-based compensation (deferred share units, restricted share units, and performance share units).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options, for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2014 and 2013.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

February 20, 2013	March 28, 2013	April 18, 2013	0.165	7,611,000
May 8, 2013	June 28, 2013	July 18, 2013	0.165	7,625,000
July 31, 2013	September 27, 2013	October 17, 2013	0.165	7,649,000
October 30, 2013	December 31, 2013	January 16, 2014	0.165	7,684,000
February 26, 2014	March 28, 2014	April 17, 2014	0.185	8,634,000
May 14, 2014	June 27, 2014	July 17, 2014	0.185	8,647,000
August 6, 2014	September 26, 2014	October 16, 2014	0.185	-

At September 30, 2014, trade and other payables included $8,676,000 related to the dividends declared on August 6, 2014.

Share-based payment transactions

Before 2014, the Company had separate share-based payment plans for options and restricted share units. In the first quarter of 2014, restricted share units were issued under this restricted share unit plan for service performed in 2013. In 2014, the Company implemented a new long-term incentive program, providing the flexibility to choose annually from various compensation vehicles. In 2014, under the long-term incentive program, the Company granted share options and performance share units. The Company also has a deferred share unit plan for the board of directors.

a) Share options

The Company has granted share options to officers and employees to purchase 1,372,663 shares at prices between $28.65 and $65.80 per share. These options expire on dates between August 18, 2015, and March 4, 2021.

		September 30 2014		December 31 2013

	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	1,305,415	33.60	1,475,823	28.79
Granted	401,963	65.80	455,000	41.75
Exercised	(317,956)	31.08	(592,238)	27.87
Forfeited	(16,759)	51.93	(33,170)	33.81

Share options, end of the period	1,372,663	43.39	1,305,415	33.60

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including expected share price volatility.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

At September 30, 2014, 573,750 (September 30, 2013 – 725,182) share options were exercisable at a weighted average price of $31.59 (September 30, 2013 – $29.59). At September 30, 2014, and 2013, no share options were antidilutive.

b) Restricted share units

In the first quarter of 2014, restricted share units were issued for the performance of senior vice presidents (SVPs) in 2013. The SVPs received restricted share units equal to one common share. They were granted an allotment of these units annually; after two years, they receive a cash payment equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days prior to the units’ release date. The restricted share units vested on their grant date since the SVPs were not required to complete a specified period of service. The units are recorded at fair value. Restricted share units are adjusted for dividends as they arise, based on the number of units outstanding on the record date. As a result, during the quarter, 117 restricted share units were issued (September 30, 2013 – 162). At September 30, 2014, 44,112 units were outstanding at the fair value of $3,201,000 (December 31, 2013 – 53,691 units at the fair value of $3,598,000).

c) Performance share units

Under the Company’s long-term incentive plan, certain members of the senior leadership teams, including the chief executive officer (CEO), were granted performance share units in the first quarter of 2014. Performance share units are adjusted for dividends as they arise, based on the number of units held on the record date. These units vest upon completing a three-year service condition that starts on the date the units are granted. In addition, the number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For the units that vest, unit holders will receive a cash payment based on the closing price of the Company’s common shares on March 3, 2017. The fair value of these units is expensed over their three-year vesting period. Due to an adjustment for dividends, during the quarter, 196 performance share units were issued. In addition, during the third quarter, 532 units were forfeited. At September 30, 2014, 77,644 units were outstanding at the fair value of $8,919,000. No performance share units were issued before 2014.

d) Deferred share units

The Company also has a deferred share unit plan. Under this plan, directors of the board of the Company may receive deferred share units equal to one common share. Before 2014, the CEO could also receive deferred share units. These units vest on their grant date. They are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. Deferred share units are adjusted for dividends as they arise, based on the number of units outstanding on the record date. During the quarter, 6,937 deferred share units were issued (September 30, 2013 – 9,036). At September 30, 2014, 202,820 units were outstanding at the fair value of $14,717,000 (December 31, 2013 – 182,003 units at the fair value of $12,198,000).

14. Fair Value Measurements

All financial instruments carried at fair value are categorized into one of the following three categories:

•	Level 1 – quoted market prices
•	Level 2 – valuation techniques (market observable)
•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. No change has been made to the method of determining fair value in the period.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. For the three quarters ended September 30, 2014, no transfers were made between levels 1 and 2 fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets measured and adjusted to fair value on a recurring basis as at September 30, 2014:

(In thousands of Canadian dollars)	Note	Carrying Amount of Asset $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Investments held for self-insured liabilities	8	106,526	-	106,526	-

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities not measured at fair value but disclosed at fair value on a recurring basis as at September 30, 2014:

(In thousands of Canadian dollars)	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Other notes payable	9	112,947	-	112,947	-
Senior secured notes	9	130,320	-	130,320	-

		243,267	-	243,267	-

The fair values of other notes payable and senior secured notes are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

15. Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, future sublease revenue, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $637,093,000 at September 30, 2014 (December 31, 2013 – $630,756,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. The risk associated with bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At September 30, 2014, there were 59 days (December 31, 2013 – 62 days) of revenue in trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million revolving credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at September 30, 2014, was $292,122,000 (December 31, 2013 – $297,775,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 16).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2013
Trade and other payables	259,113	259,113	-	-
Long-term debt	240,399	37,946	146,521	55,932
Other financial liabilities	3,968	1,927	164	1,877

Total contractual obligations	503,480	298,986	146,685	57,809

September 30, 2014
Trade and other payables	310,483	310,483	-	-
Long-term debt	300,312	58,128	240,969	1,215
Other financial liabilities	6,169	3,762	330	2,077

Total contractual obligations	616,964	372,373	241,299	3,292

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

In addition to the financial liabilities listed in the preceding table, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 9.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds, and term deposits.

If the interest rate on the Company’s revolving credit facility balance at September 30, 2014, was 0.5% higher, with all other variables held constant, net income would have decreased by approximately $50,000 for the quarter and by $149,000 year to date (September 30, 2013 – $42,000 for the quarter and $124,000 year to date). If the interest rate was 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partly mitigate its exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the interest payments for the senior secured notes.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

If exchange rates were $0.01 higher or lower at September 30, 2014, and 2013, with all other variables held constant, there would have been an insignificant impact on the Company’s net income.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

16. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5
•	Return on equity (ROE) at or above 14%

These targets are established annually and monitored quarterly. Targets for 2014 are the same as for 2013.

Net debt to EBITDA ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio was 0.73 at September 30, 2014 (December 31, 2013 – 0.36), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE was 17.4% for the period ended September 30, 2014 (December 31, 2013 – 18.2%).

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured quarterly. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio. EBITDAR is calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with the covenants under these agreements as at and throughout the nine months ended September 30, 2014.

17. Employee Costs

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2014 $	2013 $	2014 $	2013 $

Wages, salaries, and benefits	348,250	307,821	1,026,846	904,428
Pension costs	9,519	7,395	28,252	22,986
Share-based compensation	3,942	4,169	7,991	7,898

Total employee costs	361,711	319,385	1,063,089	935,312

Direct labor	246,385	221,766	706,236	633,237
Indirect labor	115,326	97,619	356,853	302,075

Total employee costs	361,711	319,385	1,063,089	935,312

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

18. Cash Flows from Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2014 $	2013 $	2014 $	2013 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	48,593	45,962	126,431	110,540
Add (deduct) items not affecting cash:
Depreciation of property and equipment	9,821	8,701	27,820	23,700
Amortization of intangible assets	6,164	4,516	17,316	16,588
Deferred income taxes	(3,875)	(1,038)	(2,171)	(3,527)
Loss on dispositions of investments and other assets	179	397	1,200	1,327
Share-based compensation expense	3,942	4,169	7,991	7,898
Provision for self-insured liabilities and claims	2,658	8,078	7,311	16,095
Other non-cash items	(1,067)	1,060	(3,750)	860
Share of income from joint ventures and associates	(448)	(866)	(1,834)	(1,435)

	65,967	70,979	180,314	172,046

Trade and other receivables	(673)	(23,835)	4,686	(35,076)
Unbilled revenue	(29,285)	(4,846)	(94,781)	(50,048)
Prepaid expenses	(2,209)	(2,480)	1,525	(4,144)
Trade and other payables	54,197	57,481	20,013	51,172
Billings in excess of costs	1,091	7,703	4,413	12,364
Income taxes payable	7,394	6,548	(4,671)	5,040

	30,515	40,571	(68,815)	(20,692)

Cash flows from operating activities	96,482	111,550	111,499	151,354

19. Related-Party Disclosures

At September 30, 2014, the Company has subsidiaries and structured entities that are controlled by the Company and consolidated in its financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2013, annual consolidated financial statements. In addition, the Company enters into related-party transactions through a number of individually immaterial joint ventures and associates. These transactions involve providing or receiving services and during the quarter, were entered into in the normal course of business.

During the first three quarters of 2014, subsidiaries Stantec Consulting Ltd. and Stantec Holdings Ltd. were amalgamated to form Stantec Consulting Ltd, and Jacques Whitford Consultants BV was dissolved. The Company also established a new 100%-owned subsidiary—Stantec Aircraft Holdings Ltd.—which is incorporated in Alberta.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

Compensation of key management personnel and directors of the Company

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2014 $	2013 $	2014 $	2013 $

Salaries and other short-term employment benefits	2,367	2,278	7,298	7,093
Directors’ fees	53	65	191	198
Share-based compensation	2,514	3,282	4,262	5,462

Total compensation	4,934	5,625	11,751	12,753

In 2013, the Company’s key management personnel included its CEO, chief operating officer (COO), chief financial officer (CFO), and SVPs. Effective January 1, 2014, due to a realignment of the Company’s senior leadership teams, the Company’s key management personnel include its CEO, COO, CFO, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based compensation includes the fair value adjustment for the period.

20.  Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments—Canada, the United States, and International—which are aggregated into the consulting services reportable segment.

Geographic information: Non-current assets

(In thousands of Canadian dollars)	September 30 2014 $	December 31 2013 $

Canada	430,363	426,452
United States	541,889	378,721
International	1,883	2,044

	974,135	807,217

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

Geographic information: Gross revenue

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2014 $	2013 $	2014 $	2013 $

Canada	352,782	341,651	1,020,710	951,812
United States	299,649	219,690	790,847	650,314
International	22,254	19,825	70,840	58,971

	674,685	581,166	1,882,397	1,661,097

Gross revenue is attributed to countries based on the location of the project.

Business operating unit information: Gross revenue

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2014 $	2013 $	2014 $	2013 $

Buildings	142,388	111,850	391,879	356,577
Energy & Resources	300,804	266,125	836,122	723,544
Infrastructure	231,493	203,191	654,396	580,976

	674,685	581,166	1,882,397	1,661,097

Effective January 1, 2014, the Company’s five practice area units—Buildings, Environment, Industrial, Transportation, and Urban Land—were realigned into three business operating units. Comparative figures have been reclassified to reflect this change.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

21.  Events after the Reporting Period

On September 4, 2014, the Company’s board of directors declared a two-for-one share split to be effected by way of a share dividend. Shareholders of record as at the close of business on October 31, 2014, will be entitled to the share dividend on the payment date of November 14, 2014. Common shares will commence trading on an ex-dividend basis with respect to the share dividend on November 17, 2014.

On September 24, 2014, the Company entered into an agreement to purchase certain assets and liabilities of Dessau Inc. for cash consideration. The acquisition is expected to be completed in the first quarter of 2015, subject to certain conditions, including regulatory approvals. The Company will acquire the Canadian engineering operations of this Montreal-based firm, which has offices throughout Quebec and in Mississauga and Ottawa, Ontario. This will

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

add to the Company’s expertise in healthcare, water, power and energy, transportation, and community development, as well as introduce telecommunications and security services to its broader platform.

On October 24, 2014, the Company acquired all the shares and business of Penfield & Smith Engineers, Inc. for cash consideration and notes payable. This firm is based in Santa Barbara, California, with additional offices in Camarillo, Santa Maria, and Lancaster, California. Penfield & Smith Engineers, Inc. will strengthen the Company’s civil engineering and land planning expertise and enhance its presence along the California central coast.

On November 5, 2014, the Company declared a cash dividend of $0.185 per share ($0.0925 per share after taking into consideration the two-for-one share split payable on November 14, 2014). The cash dividend is payable on January 15, 2015, to shareholders of record on December 31, 2014.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

STANTEC INC.

Shareholder Information

Head Office 200, 10160 – 112 Street Edmonton AB T5K 2L6 Canada Ph: (780) 917-7000 Fx: (780) 917-7330 ir@stantec.com	Transfer Agent Computershare Calgary, Alberta Auditors Ernst & Young LLP Chartered Accountants Edmonton, Alberta	Principal Bank Canadian Imperial Bank of Commerce Securities Exchange Listing Stantec shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol STN.